UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CARDIOGENESIS CORPORATION
(Name of Subject Company)
CARDIOGENESIS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
14159W-10-9
(CUSIP Number of Class of Securities)
Paul J. McCormick
Executive Chairman
Cardiogenesis Corporation
11 Musick
Irvine, California 92618
(949) 420-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, California 92614
(949) 253-0900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
(a) Name and Address
          The name of the subject company is Cardiogenesis Corporation, a California corporation (the “Company”). The Company’s principal executive offices are located at 11 Musick, Irvine, California 92618, and its telephone number is (949) 420-1800.
(b) Securities
          The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, the “Statement”) relates is the common stock of the Company, no par value (the “Shares”). As of March 25, 2011, there were 46,638,421 Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
(a) Name and Address
          The filing person’s name, address and telephone number are set forth in “Item 1. Subject Company Information — Name and Address,” which information is incorporated by reference from Item 1(a) of this Statement. The Company’s website is www.cardiogenesis.com. The information on the Company’s website is not considered a part of this Statement.
(b) Tender Offer
          This Statement relates to the tender offer commenced by CL Falcon, Inc., a Florida corporation (“Purchaser”) and wholly-owned subsidiary of CryoLife, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (“SEC”) on April 5, 2011 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the Company, unless the amount of Shares to be so purchased is reduced as described below, in exchange for $0.457 per Share in cash (the “Offer Price”), and is subject to the terms and conditions set forth in the Offer to Purchase dated April 5, 2011 (and as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by this reference.
          The Offer was commenced by Purchaser on April 5, 2011 and expires at 12:00 midnight, New York City time, on the evening of May 2, 2011, unless it is extended or terminated in accordance with its terms.
          The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 28, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The consummation of the Offer is conditioned on, among other things, the satisfaction of the “Minimum Condition” (as described below), and other customary conditions. The “Minimum Condition” requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that represents at least a majority of the then issued and outstanding Shares calculated on a fully-diluted basis. The Offer is not subject to any financing condition.
          Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable in whole but not in part on one occasion, to purchase newly-issued Shares in an amount up to the lowest number of Shares that, when added to the aggregate number of Shares owned by Parent and Purchaser, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully-diluted basis and assuming the issuance of Shares pursuant to the exercise of such option; and excluding from Purchaser’s ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). Subject to applicable legal and regulatory requirements, the Top-Up Option is exercisable by Purchaser if, immediately prior to the time of exercise of the Top-Up Option, Parent or Purchaser beneficially own at least 83.5% of the outstanding Shares (excluding from Purchaser’s ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). The Offer Price payable by Purchaser upon exercise of the Top-Up Option will be payable in cash, by a promissory note, or a combination of the foregoing. The promissory note would bear interest at the prime rate and have a one-year maturity date, may be prepaid without premium or penalty, will be secured to the extent required by California law, and shall provide that the unpaid principal and interest will become immediately due and payable if Purchaser fails to make payment for 30 days or Purchaser files or has filed against it and petition under any bankruptcy or insolvency law. The Top-Up Option may not be exercised for a number of Shares in excess of the number of the Company’s authorized but unissued Shares, including as authorized and unissued Shares any treasury Shares and any Shares subject to unexercised Options and warrants. If the Top-Up Option is exercised, Parent and Purchaser must undertake to consummate the Merger as promptly as practicable to acquire all remaining Shares not acquired in the Offer. The Top-Up Option terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement.
          If, at any expiration date of the Offer, all of the conditions to the consummation of the Offer (including the Minimum Condition) have been satisfied or waived, but the number of Shares validly tendered in the Offer and not properly withdrawn is less than that number of Shares which, when added to the number of Shares that may be issued pursuant to the Top-Up Option (as defined below) in compliance with the Merger Agreement, would represent at least one Share more than the Short-Form Merger Threshold (as defined below), then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser may elect to reduce the Minimum Condition to such number of Shares such that following the purchase of Shares in the Offer, Parent and Purchaser would own 49.9% of the then-outstanding Shares (the “Reduced Purchase Amount”) and purchase, on a pro rata basis based on the Shares actually deposited in the Offer by each such holder of Shares, Shares representing the Reduced Purchase Amount.
          The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the California General Corporation Law (the “CGCL”) and the Florida Business Corporation Act (“FBCA”), Purchaser will be merged with and into the Company (the “Merger”) with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).
          The Merger will be completed in one of two ways. If Purchaser holds, together with all Shares held by Parent, at least 90% of the then outstanding Shares (the “Short-Form Merger Threshold”) following the consummation of the Offer, then Parent and Purchaser will consummate the Merger pursuant to the short-form merger procedures under the CGCL and applicable provisions of the FBCA as soon as practicable following the consummation of the Offer without the need to obtain the vote or any further action by the holders of the Shares. If, on the other hand, Purchaser, together with all Shares held by Parent (including Shares acquired under the Top Up Option), acquires less than the Short-Form Merger Threshold, then the Company will call and hold a special meeting of its shareholders to approve the Merger, and the Merger will occur promptly after the shareholders’ meeting. Parent and Purchaser will vote all Shares they acquire pursuant to the Offer in favor of the approval of the Merger Agreement.
          At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares owned by Parent or Purchaser and any Shares owned by shareholders who have properly exercised their statutory dissenters’ rights pursuant to Chapter 13 of the CGCL) will be automatically converted into the right to receive an amount in cash, without interest, equal to the Offer Price, less applicable withholding taxes. In addition, upon consummation of the Merger, each vested or unvested Company stock option to purchase Shares (each, an “Option”) that is outstanding will be canceled, and the holder of each such Option will be entitled to receive an amount in cash equal to the Offer Price less the exercise price per share of such Option, multiplied by the total number of shares subject to such Option. If, however, the exercise price per Share of any such Option is equal to or greater than the Offer Price, such Option will be canceled without any cash payment being made in respect thereof. Each share of restricted stock of the Company that is not fully vested and that is outstanding immediately prior to the closing of the Offer shall automatically become fully vested immediately prior to such closing, but subject to the occurrence of the closing of the Offer.
          The Merger Agreement contains representations, warranties and covenants of the Company, Parent and Purchaser customary for a transaction of this type. The Company is permitted to solicit inquiries or engage in discussions with third parties relating to acquisition proposals for the 20-day “go-shop” period after signing of the Merger Agreement, and after such period, the Company may not solicit or initiate discussions with third parties regarding other proposals to acquire the Company and has agreed to certain restrictions on its ability to respond to such proposals, subject to consistency with the fiduciary duties of the Board of Directors of the Company (the “Company Board”).
          The Merger Agreement contains certain termination rights for Parent and the Company including, with respect to the Company, in the event that the Company receives a “superior proposal” (as defined in the Merger Agreement). In connection with the termination of the Merger Agreement under specified circumstances, including with respect to the Company’s entry into an agreement with respect to a superior proposal, the Company is required to pay to Parent a termination fee equal to $1,500,000, unless the termination by the Company and entry into an agreement with respect to a superior proposal shall occur during the “go-shop” period and the other requirements in the Merger Agreement are met, in which case the Company is required to pay Parent a termination fee equal to $1,000,000.
          The terms of the Merger Agreement are summarized in the sections entitled “Purpose of the Offer and the Merger; Plans for Cardiogenesis after the Transaction” and “The Merger Agreement” of the Offer to Purchase.
          The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1655 Roberts Blvd., NW, Kennesaw, GA 30144 and that the telephone number at such principal executive offices is 1-800-438-8285.
          A copy of the Merger Agreement is filed herewith as Exhibit (e)(1)(1) and is incorporated by reference herein. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
          Except as disclosed in this Statement or in the Information Statement of the Company attached to this Statement as Annex B and incorporated herein by this reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (i) the Company’s directors, executive officers or affiliates or (ii) Purchaser, Parent or their respective directors, executive officers or affiliates. The Information Statement is being furnished to the Company shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right to designate persons to the Company Board other than at a meeting of the Company’s shareholders.
(a) Arrangements between the Company, Parent and Purchaser
The Merger Agreement
          The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, related procedures and withdrawal rights and other arrangements described and contained in the Offer to Purchase, which is filed herewith as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1)(1) and is incorporated by reference.
          The Merger Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Purchaser and Parent and may be subject to important qualifications and limitations agreed to by the Company, Purchaser and Parent in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s filings with the SEC or may have been used for purposes of allocating risk among the Company, Purchaser and Parent rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.
See “Arrangements between the Company, Parent, and Purchaser — Support Agreement” below for a description of the Support Agreement.
          The Company and Parent entered into a Mutual Confidential Disclosure Agreement (the “2009 NDA”)on October 6, 2009, in connection with a possible negotiated transaction between the parties. The parties entered into a new Mutual Confidential Disclosure Agreement (the “2010 NDA”) on September 29, 2010, which was substantially similar to the 2009 NDA. Under each of the 2009 NDA and the 2010 NDA each of the Company and Parent agreed, subject to certain exceptions, to keep confidential any non-public information of the Company and to certain employee non-solicitation provisions for the protection of the Company. The foregoing summary of the 2009 NDA and 2010 NDA does not purport to be complete and is qualified in its entirety by reference to the full text of the 2009 NDA and 2010 NDA which are attached hereto as Exhibits (e)(3)(1) and (e)(4)(1), respectively, and incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company
Interests of the Company’s Executive Officers
          The Company’s executive officers are as follows:

Name	Age	Position
Paul J. McCormick	57	Executive Chairman
William R. Abbott	54	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Richard P. Lanigan	51	Executive Vice President, Marketing
     Paul J. McCormick was named Executive Chairman of the Board of Directors and the Company’s principal executive officer effective on July 1, 2009, and has served on the Company’s Board of Directors since April 2007. Mr. McCormick currently serves on the board of directors of Cambridge Heart, Inc., a publicly reporting company, as well as Cianna Medical, Inc., which is privately-held. Mr. McCormick served in various management positions with Endologix, Inc., including as President and Chief Executive Officer from May 2002 until May 2008. Prior to that, he held various management positions at Progressive Angioplasty Systems, Heart Technology, Trimedyne Inc., and U.S. Surgical Corporation. Mr. McCormick previously served on the board of directors of Endologix, Inc. a publicly reporting company, from 2002 to 2010. Mr. McCormick holds a B.A. degree in economics from Northwestern University.
     William R. Abbott joined the Company as Senior Vice President, Chief Financial Officer, Secretary and Treasurer in May 2006. From 1997 to 2005, Mr. Abbott served in several financial management positions at Newport Corporation, most recently as Vice President of Finance and Treasurer. Prior to that, Mr. Abbott served as Vice President and Corporate Controller of Amcor Sunclipse North America, Director of Financial Planning for the Western Division of Coca-Cola Enterprises, Inc. and Controller of McKesson Water Products Company. Mr. Abbott also spent six years in management positions at PepsiCo, Inc. after beginning his career with PricewaterhouseCoopers, LLP. Mr. Abbott has a Bachelor of Science degree in accounting from Fairfield University and a Masters in Business Administration degree from Pepperdine University.
     Richard P. Lanigan has been the Company’s Executive Vice President, Marketing since July 2009. From 1997 to July 2009, Mr. Lanigan served in a variety of different capacities with the Company, including President, Senior Vice President of Operations, Senior Vice President of Marketing and Vice President of Government Affairs and Business Development. Prior to that, Mr. Lanigan served in various positions with Stryker Endoscopy and

Raychem Corporation. Mr. Lanigan served in the United States Navy where he completed six years of service as Lieutenant in the Supply Corps. Mr. Lanigan has a Bachelor of Business Administration from the University of Notre Dame and a Masters of Science in Systems Management from the University of Southern California.
          Each of the aforementioned executive officers (collectively, the “Executive Officers”) will benefit from the following arrangements with the Company in connection with the transactions contemplated by the Merger Agreement. In addition, the Company’s Executive Vice President, Richard Lanigan, is expected to join Parent or an affiliate as an employee after completion of the Merger.
          Employment Agreements
          The Company has entered into employment agreements with all of its Executive Officers (collectively, as amended, the “Employment Agreements”), and the terms of employment are specified in offer letters extended to the Executive Officers prior to their commencement of employment. Pursuant to the Employment Agreements, each Executive Officer receives a minimum base salary and certain other benefits, such as the ability to participate in the Company’s employee benefit plans, including bonus programs as applicable. The Employment Agreements also provide for certain service benefits in the event of termination or change in control. Set forth below is a summary of such payments and benefits.
          The information contained in the section entitled “Executive Compensation,” included in the Information Statement attached to this Statement as Annex B, is incorporated by reference herein.
          Termination Without Cause Payments
          Mr. McCormick’s Employment Agreement
          If the Company terminates Mr. McCormick’s employment without cause or he terminates his employment for good reason, Mr. McCormick will be entitled to the following:
•	the remainder of his then current base salary for the remainder of the term, which currently runs through July 1, 2011, in which Mr. McCormick resigns or is terminated; and

•	any payments for unused vacation and reimbursement expenses which are due, accrued or payable at the date of Mr. McCormick’s termination.
          Pursuant to his employment agreement, Mr. McCormick may terminate his employment for good reason if, without his consent, any of the following events occurs:
•	his then current salary is reduced;

•	he is assigned duties substantially or materially inconsistent with the position and nature of his employment as Executive Chairman of the Company Board; or

•	his place of employment is relocated outside of Orange County, California.
          Pursuant to his employment agreement, any of the following acts or omissions will constitute grounds for the Company to terminate Mr. McCormick’s employment for cause:
•	willful misconduct by Mr. McCormick causing material harm to the Company or repeated failure by Mr. McCormick to follow the reasonable directives of the Company Board, but only if he has not discontinued the misconduct or failure within 30 days after receiving notice from the Company;

•	any material act or omission by Mr. McCormick involving gross negligence in the performance of his duties to the Company or a material deviation from any policies or directives of the Company, other than a deviation taken in good faith;

•	any illegal act by Mr. McCormick which materially and adversely affects the business of the Company; or

•	any felony committed by Mr. McCormick, as evidenced by conviction.
          Mr. Abbott’s Employment Agreement
          If the Company terminates Mr. Abbott’s employment due to a corporate transaction, such as the Merger, or he terminates his employment under certain circumstances due to a corporate transaction, such as the Merger, Mr. Abbott will be entitled to the following:
•	the portion of his then current base salary which has accrued through his date of termination;

•	any payments for unused vacation and reimbursement expenses which are due, accrued or payable at the date of Mr. Abbott’s termination;

•	severance payment in an amount equal to twelve months of his then current base salary;

•	all of Mr. Abbott’s Options and all shares of restricted stock shall accelerate and automatically vest, and such Options shall otherwise be exercisable in accordance with their terms;

•	a prorated payment equal to the target bonus amount for which Mr. Abbott would be eligible for the year in which the resignation or termination occurred; and

•	continuation of insurance benefits for twelve months, to the extent that such benefits are offered to any management-level employees at the time of termination.
          The circumstances that would allow Mr. Abbott to terminate his employment after a corporate transaction, such as the Merger, and obtain the severance described above include:
•	a reduction in his current base salary;

•	the assignment to him of duties substantially and materially inconsistent with the position and nature of his employment as set forth in the employment agreement or a material modification of his reporting obligations;

•	the failure by the Company to obtain from any successor an agreement to assume and perform his employment agreement;

•	the failure to offer him a new employment agreement; or

•	the failure to offer him a new employment agreement on substantially the same terms as provided in his employment agreement.
Mr. Lanigan’s Employment Agreement
          If the Company terminates Mr. Lanigan’s employment due to a corporate transaction, such as the Merger, or he terminates his employment under certain circumstances due to a corporate transaction, such as the Merger, Mr. Lanigan will be entitled to the following:
•	the portion of his then current base salary which has accrued through his date of termination;

•	any payments for unused vacation and reimbursement expenses which are due, accrued or payable at the date of Mr. Lanigan’s termination;

•	severance payment in an amount equal to twelve months of his then current base salary;

•	all of Mr. Lanigan’s Options and shares of restricted stock shall accelerate and automatically vest, and such Options shall otherwise be exercisable in accordance with their terms;

•	a prorated payment equal to the target bonus amount for which Mr. Lanigan would be eligible for the year in which the resignation or termination occurred; and

•	continuation of insurance benefits for twelve months, to the extent that such benefits are offered to any management-level employees at the time of termination.
          The circumstances that would allow Mr. Lanigan to terminate his employment after a corporate transaction and obtain the severance described above include:
•	a reduction in his current base salary;

•	the assignment to him of duties substantially and materially inconsistent with the position and nature of his employment as set forth in the employment agreement or a material modification of his reporting obligations;

•	the failure by the Company to obtain from any successor an agreement to assume and perform his employment agreement;

•	the failure to offer him a new employment agreement; or

•	the failure to offer him a new employment agreement on substantially the same terms as provided in his employment agreement.
          Proposed Employment Agreements between Parent and each of Mr. Lanigan and Mr. Abbott Subsequent to Completion of Merger.
          Parent has agreed to employ Mr. Abbott after the Merger for a transition period. Mr. Abbott is expected to be employed until September 30, 2011 pursuant to his current employment agreement, and will remain eligible to receive the severance benefits described above.
          Parent has agreed to employ Mr. Lanigan after the Merger under an employment agreement with an initial term of two years. During his employment in 2011, Mr. Lanigan will be paid an annual salary of $225,000, and will receive a commission of 1.25% of sales of Company products during 2011 after the closing of the Merger. He will also receive the 2011 bonus under his Company employment agreement, pro-rated for the portion of the year from January 1 until the day of the closing of the Merger. He will also receive a relocation allowance to move to Atlanta, and the customary benefits received by Parent officers related to that relocation. The relocation package will be Parent’s standard executive relocation policy but there will be allowance for up to 150 days of temporary living expenses. Upon closing of the Merger, he will also receive 10,000 shares of Parent restricted stock which will vest on the third anniversary of the grant date, and 25,000 Parent stock options which will vest one-third per year beginning on the first anniversary of the agreement, all pursuant to Parent’s standard forms of grant agreement. Mr. Lanigan’s employment agreement will provide for severance payments of one year salary plus bonus if Mr. Lanigan is terminated without cause or if Mr. Lanigan terminates the agreement for good reason which includes an assignment of duties materially inconsistent with his position, authority, duties or responsibilities or any action by Parent which results in a material diminution in his position, authority, duties or responsibilities. In order to obtain this employment package, Mr. Lanigan will be required to waive the severance benefits described above. The terms of Mr. Lanigan’s employment are subject to approval by Parent’s compensation committee and the execution of a definitive agreement.
          Change of Control Payments
          The Merger Agreement provides that each Option with respect to the Shares that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of shares subject to such Option. However, if the exercise price per share under any Option is equal to or greater than the Offer Price, then such Option will be canceled without any cash payment being made in respect thereof. The Merger Agreement further provides that each share of restricted stock of the Company that is not fully vested and that is outstanding immediately prior to the closing of the Offer shall automatically become fully vested immediately prior to such closing, but subject to the occurrence of the closing of the Offer. The Merger Agreement requires the Company to amend its equity incentive plans, as necessary, to provide for the above described treatment of the Options in the Merger.
          Impact of a Merger on Equity Awards
          Pursuant to the terms of the Employment Agreements, and notwithstanding any provisions of the Company’s equity incentive plans, or of any related Options or restricted stock agreements, to the extent not already accelerated under the Merger Agreement, upon consummation of the Merger, all of Messrs. McCormick’s, Abbott’s and Lanigan’s restricted stock will vest in full, and all rights of the Company to repurchase such restricted stock will terminate in full.
          The Merger Agreement provides that each Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and, in exchange therefor, Parent will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of shares subject to such Option. However, if the exercise price per share under any Option is equal to or greater than the Offer Price, then such Option will be canceled without any cash payment being made in respect thereof. The Merger Agreement requires the Company to amend its equity incentive plans, as necessary, to provide for the above described treatment of the Options on the Merger.
          Quantitative Summary
          The table below sets forth, as of March 28, 2011, the day the Company entered into the Merger Agreement, the amounts payable to each of the Executive Officers if the Executive Officers (1) tendered all of the Shares that the Executive Officers own for the Offer Price (assuming no exercise of outstanding Options), (2) received remuneration for the cash-out of Options at the time of the Merger, and (3) were terminated without cause in connection with the Merger.

		Unrestricted Shares		Accelerated vesting of
		Owned		restricted stock		Stock Options
							Value of
							shares
				Number			subject
				of	Value of		to
		Number		shares of	shares of	Number	Options
	Severance	of	Value of	restricted	restricted	of in-the-	(less
	Payments	Shares	shares	stock	stock	money	exercise
Executive Officer	(1)	Owned	tendered	owned	tendered	Options	price)	Total
Richard P. Lanigan	$241,875 (2)	199,580	$91,208	32,315	$14,768	533,134	$123,539	$471,390
Paul J. McCormick	$37,272	728,926	$333,119	250,000	$114,250	180,000	$23,660	$508,301
William R. Abbott	$215,000	39,884	$18,227	26,154	$11,952	275,000	$72,925	$325,104

(1)	Reflects the estimated value as of March 28, 2011, of severance payments due upon termination to which each Executive Officer may be entitled under the terms of his applicable Employment Agreement.

(2)	Assumes that Mr. Lanigan will not enter into the proposed employment agreement with Parent described above which would require Mr. Lanigan to waive his right to severance payments.

Interests of Non-Employee Directors
The non-employee directors of the Company Board are as follows:

Name	Age	Position with the Company
Raymond W. Cohen	52	Director
Ann T. Sabahat	40	Director
Marvin J. Slepian, M.D.	55	Director
Gregory D. Waller	61	Director
     Treatment of Equity Awards
     Any Options held by the non-employee directors will be treated in accordance with the Merger Agreement. The Merger Agreement provides that each Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and, in exchange therefore, Parent will pay to each person who was holding such canceled Option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of shares subject to such Option. However, if the exercise price per share under any such Option is equal to or greater than the Offer Price, then such Option will be canceled without any cash payment being made in respect thereof. The Merger Agreement further provides that each share of restricted stock of the Company that is not fully vested and that is outstanding immediately prior to the closing of the Offer shall automatically become fully vested immediately prior to such closing, but subject to the occurrence of the closing of the Offer. The Merger Agreement requires the Company to amend its equity incentive plans, as necessary, to provide for the above described treatment of the Options on the Merger.
     Quantitative Summary
     The table below sets forth, as of March 28, 2011, the day the Company entered into the Merger Agreement, the amounts payable to each of the non-employee directors if the directors received remuneration for the cash-out of Options at the time of the Merger. The amounts shown below are based on the Offer Price.

	Stock Options
	Number	Value of shares
	of in-the-	subject to
Non-employee	money	Options (less
Director	Options	exercise price)
Raymond W. Cohen	72,500	$10,802.50
Ann T. Sabahat	122,500	$19,682.50
Marvin J. Slepian	115,000	$18,505
Gregory D. Waller	130,000	$20,485
Indemnification
     Pursuant to the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to:
•	indemnify and hold harmless each of the Company’s and its subsidiaries’ current and former officers and directors for six years following the effective time of the Merger, from certain liabilities and costs incurred in connection with actions arising out of the fact that he or she was an officer, director, employee or fiduciary of the Company or any of its subsidiaries prior to the Effective Time;
•	maintain all indemnification and exculpation rights under the Company’s organizational documents and indemnification agreements for six years following Effective Time; and
•	either (i) maintain for six years following the Effective Time, for the persons who, as of March 28, 2011 are covered by the Company’s and its subsidiaries’ directors and officers liability insurance policy, directors and officers’ liability insurance with terms and conditions at least as favorable as provided in the Company’s and its subsidiaries’ policies as of March 28, 2011 or (ii) obtain a “tail” insurance policy for the persons covered by the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies covering a period of at least six years following the effective time of the Merger with annual premiums not in excess of 150% of the annual premium for the directors’ and officers’ insurance policies for the Company’s and its subsidiaries’ 2009-2010 policy year.
          The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1)(1), and is incorporated by reference herein.
Representation on the Company Board of Directors
          Upon the acceptance of payment of Shares pursuant to the Offer (and the exercise of the Top-Up Option if necessary), if Parent so requests, the Company has agreed to take all action reasonably necessary to cause Parent’s designees to be elected or appointed to the Company Board, including, at Parent’s option, increasing the number of directors, so that Parent will have representation on the Company Board in proportion to its share ownership. In the event that Parent’s designees are elected or appointed to the Company Board, the Company is obligated to use commercially reasonable efforts to cause the Company Board to maintain at least three directors who were members of the Company Board as of March 28, 2011 and who are independent for purposes of Rule 10A-3 of the Exchange Act. The Company’s obligations with respect to Parent’s designees for the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In addition, upon the acceptance of payment of Shares pursuant to the Offer, Parent will be entitled to appoint two individuals to serve as observers to the Company Board.
          As of this time, Parent has not determined if it will designate any directors or who will be its designees on the Company Board. If Parent’s designees are elected to the Company Board prior to the completion of the Merger, the affirmative vote of a majority of the continuing directors will be required for the Company to, among other things, amend or terminate the Merger Agreement.
          In connection with the foregoing, the Company has furnished to its shareholders and filed the Information Statement with the SEC. The Information Statement is attached to this Statement as Annex B and is incorporated by reference herein.
          The Merger Agreement provides that the Company will use its reasonable best efforts to ensure that at least three of the members of the Company Board as of March 28, 2011, who are independent (the “Independent Directors”) for purposes of Rule 10A-3 under the Exchange Act remain on the Company Board until the Merger has been consummated. The Company Board has determined that each of Messrs. Cohen, Slepian, and Waller, and Ms. Sabahat are Independent Directors. If there are fewer than three Independent Directors on the Company Board for any reason, the Company Board will cause a person designated by the remaining Independent Directors that meets the above requirements to fill such vacancy, and the person so designated will be deemed an Independent Director for all purposes of the Merger Agreement. Pursuant to the Merger Agreement, the Company has further agreed to fulfill such obligations, and in furtherance thereof, the Company has provided to its shareholders the Information Statement, which is attached to this Statement as Annex B and is incorporated by reference herein.
          The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1)(1) and is incorporated by reference herein.
Support Agreement
          Concurrently with the execution of the Merger Agreement, Messrs. McCormick, Lanigan, Abbott and the Company’s directors entered into a Support Agreement with Parent (the “Support Agreement”) pursuant to which they have agreed to tender, at the request of the Parent, an aggregate of 1,276,859 Shares, which represent approximately 2.7% of the outstanding Shares as of April 5, 2011. The Support Agreement also requires such shareholders to take certain other actions in connection with the Merger Agreement, including voting in favor of matters contemplated by the Merger Agreement if a meeting of the Company’s shareholders is called:
•	in favor of the Merger, the execution and delivery by the Company of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof and each of the other matters necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement (whether or not recommended by the Company Board);
•	against any acquisition proposal, any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger), any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Support Agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement, and any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s articles of incorporation or bylaws, except if approved by Parent; and

•	prior to the termination date and at any time after the acceptance date, in favor of all necessary and desirable actions to cause the election (and maintenance) of the Parent designees to the Company Board pursuant to the terms of the Merger Agreement (and, unless requested by Parent, against the removal of any of the Parent designees from the Company Board).
          The Support Agreement will terminate upon the earliest to occur of the following: (i) the Effective Time, (ii) written notice of termination of the Support Agreement to the parties thereto, (iii) August 31, 2011, (iv) the termination of the Merger Agreement by its terms, (v) the date Parent or Purchaser terminates, withdraws, or abandons the Offer (without making a new Offer), (vi) the date on which the Offer or a new offer is revised (except in the context of Parent’s “matching right”) to (A) reduce the cash consideration payable in the Offer, (B) change the form of consideration payable, (C) reduce the number of Shares to be purchased by Purchaser, (D) waive or amend the minimum condition or certain other conditions to the consummation of the Offer, (E) add to the conditions to the consummation of the Offer, (F) extend the expiration date beyond August 31, 2011, or (G) otherwise amend, modify, or supplement any conditions to the consummation of the Offer or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares, or (vii) the date on which a third party acquires more than 50% of the Company’s outstanding voting securities on a fully diluted basis.
Item 4. The Solicitation or Recommendation.
(a) Recommendation of the Company Board
          At a meeting of the Company Board held on March 22, 2011, the Company Board unanimously: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its shareholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the Company shareholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the approval of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.
BASED ON THE FOREGOING, THE COMPANY BOARD HEREBY RECOMMENDS THAT THE
COMPANY SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES IN THE OFFER AND,
IF REQUIRED BY APPLICABLE LAW, APPROVE THE MERGER AGREEMENT AND THEREBY
APPROVE THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER
AGREEMENT.
          A copy of the joint press release issued by Parent and the Company announcing the transaction is filed herewith as Exhibit (a)(5)(B)(1) and is incorporated by reference herein.

(b) Background and Reasons for the Recommendation
Background of the Transaction
          The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every communication between representatives of the Company, Parent, Purchaser and other parties.
     As part of the ongoing evaluation of the Company’s business, the Company Board and the Company’s senior management regularly review and assess opportunities to achieve long-term strategic goals and to maximize shareholder value, including potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and other strategic alternatives. In July 2009, the Company Board discussed potential strategies capable of supporting the Company’s future prospects while maximizing shareholder value. The strategies included (i) identifying privately-held companies with synergistic technologies with the Company’s products with which a merger would provide a partial liquidity event for the shareholders of the private company while the Company could acquire a pathway to regain a listing on a national exchange, (ii) a merger of equals with a candidate focused on regenerative medicine in which the Company would represent the combined company’s cardiovascular application, (iii) a sale of the Company, and (iv) a financing transaction to provide the Company with adequate resources to fund its research and development initiatives, increase product sales and to regain a listing on a national exchange. Although the Company Board did not determine that the Company was for sale at such time, the Company Board authorized Paul McCormick, the Company’s Executive Chairman, to proceed with contacting those potential candidates who met the criteria described above.
     Based on his extensive industry experience, Mr. McCormick identified the companies that would possibly satisfy the criteria discussed with the Board. In addition, Mr. McCormick had several informal discussions with representatives of investment banks that had experience in the medical device industry regarding alternative strategies, including the possibility of raising equity or debt capital under current market conditions, and identities of companies that might be interested in a strategic transaction with the Company. The Company did not engage a financial advisor at that time. Between July 2009 and July 2010, Mr. McCormick participated in multiple discussions with 23 strategic and financial parties to ascertain their potential interest in a transaction with the Company. This resulted in the Company presenting a summary of its publicly available information to 14 parties and entering into non-disclosure agreements with three parties, including Parent, to further discuss a potential transaction.
     On October 6, 2009, the Company entered into the 2009 NDA and the management of Parent attended a meeting with the Company’s senior management to gain better understanding of the Company’s business. Attending for Parent were Steven G. Anderson, Chief Executive Officer, D. Ashley Lee, Chief Operating Officer and Chief Financial Officer, Gerald B. Seery, Senior Vice President of Sales and Marketing, Scott B. Capps, Vice President of Clinical Research, Timothy M. Neja, Vice President of Laboratory Operations and William F. Northrup III, MD, Vice President of Physician Relations and Education, and for the Company were Messrs. McCormick and Lanigan.
     On October 16, 2009, Mr. Lee called Mr. McCormick to provide feedback on the October 14, 2009 meeting. Mr. Lee indicated that while Parent had interest in a transaction with the Company, it had other opportunities that were of a higher priority at that time to Parent.
     Of the 23 strategic and financial parties approached between July 2009 and July 2010, one candidate other than Parent expressed preliminary interest in discussing a potential transaction with the Company. Company A expressed an interest in exploring a potential merger transaction with the Company. During the summer and fall of 2010, Mr. McCormick had several in-person meetings and engaged in intermittent discussions with, and provided requested information to, representatives of Company A.
     On August 12, 2010, Mr. Lee contacted Mr. McCormick to express Parent’s renewed interest in evaluating a potential acquisition of the Company, and requested additional information about the Company’s business. On August 24, 2010, the Company’s senior management met with representatives of Company A to discuss the scope and process of conducting due diligence. In addition, the Company was presented with information about Company A’s current business and technology and the potential strategic advantages of a transaction between the Company and Company A. Senior management of Company A provided Mr. McCormick with an outline of the process they believed would be required to complete a transaction with the Company in a timely manner.

     On September 13, 2010, at a regularly scheduled meeting of the Company Board, Mr. McCormick updated the Board on discussions with Company A. A representative of K&L Gates LLP (“K&L Gates”), the Company’s outside counsel, counseled the Company Board on its fiduciary duties in connection with a potential strategic transaction and outlined the process the Company Board should implement to properly evaluate a potential offer, including the retention of a financial advisor. In order to be in a better position to properly evaluate a potential transaction, the Company Board instructed the Company’s senior management to interview and retain an investment bank to act as the Company’s financial advisor.
     In mid-September 2010, the Mr. McCormick began discussions with representatives of Company A regarding the terms of a non-binding letter of intent which would set forth the general business terms of a proposed strategic transaction. Mr. McCormick continued to negotiate the terms of a potential transaction with Company A through October. Company A’s verbal proposals involved a merger of equals transaction, but no formal offer was presented to the Company. Mr. McCormick continued to interview investment banks as possible financial advisors.
     On September 15, 2010, Mr. Lee held a telephone conference with Mr. McCormick to continue gathering information regarding the Company’s business as Parent evaluated the potential acquisition of the Company.
     On September 29, 2010, the Company entered into the 2010 NDA.
     On October 1, 2010, Messrs. Anderson, Lee, Capps, Seery and David Fronk, Vice President, Regulatory Affairs and Quality Assurance, of Parent and Messrs. McCormick and Lanigan of the Company held a telephone conference to continue Parent’s evaluation of the potential acquisition and to gain more insight into the Company’s business.
     On October 6 and 7, 2010, members of Parent’s management, with the assistance of the Company’s management, participated in customer calls to discuss the Company’s products.
     On October 13, 2010, Mr. Lee had a telephone conference with Mr. McCormick to continue discussions about the Company’s financial and operating performance and gather further information to aid in the evaluation of the Company’s business. Mr. McCormick notified Mr. Lee that he was in discussions with Company A and expected to receive a draft letter of intent shortly that would include an exclusivity provision in the event Parent was interested in making a formal proposal.
     On October 20, 2010, representatives of Piper Jaffray & Co.(“Piper Jaffray”), financial advisor to Parent, sent a letter, on behalf of the Parent, to Mr. McCormick which set forth the terms of a proposed strategic transaction. This indication of interest expressed Parent’s preliminary interest in exploring a potential transaction involving the Company at a range of between $0.36 and $0.40 per Share; was non-binding in nature and could be withdrawn or modified by Parent at any time, and was subject to due diligence conducted by Parent. Mr. McCormick discussed the indication of interest with a representative of K&L Gates. Mr. McCormick also had separate informal discussions with members of the Company Board regarding the indication of interest.
     On October 22, 2010, Mr. Lee received a call from Mr. McCormick indicating that he did not think the proposal represented fair value based on revenues in comparable deals and did not believe the offer would be of interest to the Company Board. Mr. Lee indicated to Mr. McCormick that a portion of the consideration could be paid in Parent’s stock, which Parent believed was undervalued. Mr. Lee suggested that senior management of Parent meet with the Company Board to provide more detail regarding Parent’s business. The Company Board agreed to a meeting with Parent’s senior management and Parent’s financial advisor, Piper Jaffray.
     The Company Board decided not to contact other potential purchasers at that time, since Parent’s proposal was only preliminary, the range of consideration in the proposal to move forward with a transaction and the Company Board had not otherwise determined that the Company was for sale. The Company Board was also concerned with the potential risks of contacting other parties at that time, including market communication risk and risks of disruption to its relationships with its stakeholders. However, Mr. McCormick continued to have discussions with representatives of Company A regarding a potential transaction.

     The Company entered into an engagement letter with B. Riley & Co. (“B. Riley”), dated November 7, 2010, to act as the Company’s financial advisor in connection with evaluating potential transactions. The Company Board selected B. Riley based on its experience and reputation with respect to business combination transactions, as well as its familiarity with the Company’s business, products and pipeline. B. Riley had not been engaged to provide financial advisory services to the Company in at least the prior three years. Following the Company Board’s decision to engage B. Riley, neither the Company nor Parent held discussions with B. Riley regarding possible future engagements of B. Riley following this engagement by the Company Board. B. Riley immediately assisted the Company in reviewing the indication of interest received from Parent and the status of the negotiations with Company A. In order to efficiently manage the process of reviewing potential proposals from third parties, the Company Board authorized the Company’s senior management to review, analyze, and negotiate proposals from third parties, but no definitive steps relating to any such proposal could be made without the approval of the Company Board.
     On November 9, 2010, Parent’s senior management met in-person with the Company Board at the offices of K&L Gates to discuss the transaction proposed by the indication of interest and to provide information regarding Parent’s current business and technology. Representatives from Piper Jaffray, B. Riley and K&L Gates were present at the meeting. Following the departure of Parent’s senior management, representatives of B. Riley provided the Company Board a valuation overview of the Company and metrics to consider when evaluating the alternatives presented by Parent and Company A. The Company Board requested B. Riley to provide a more detailed valuation analysis of the Company for the Company Board to consider. The Company Board also engaged in extensive discussion regarding the benefits and risks of receiving stock consideration from either Parent or Company A.
     On November 12, 2010, representatives of B. Riley contacted representatives of Piper Jaffray to indicate that the Company may be interested in discussing a possible transaction with Parent, but would need review a financial analysis of the Company by B. Riley to better understand Parent’s offer.
     On November 18, 2010, at a regular meeting of the Company Board, B. Riley made a presentation that analyzed the results and effect of a potential transaction with either Parent or Company A. B. Riley also presented to the Company Board information regarding the Company’s current valuation. A representative from K&L Gates also attended the meeting. After considering, among other things, B. Riley’s analysis, the Company Board concluded that, while the proposed price range in Parent’s preliminary offer was insufficient, there was a potential opportunity to generate higher value through engaging in negotiations with Parent. Following this meeting, the Company Board instructed B. Riley to propose a counter-offer to Parent’s previous indication of interest including the issuance of Parent’s stock as part of the consideration, increasing the value of the total consideration to $0.50 per Share and requesting a “go-shop” period to allow the Company to solicit competing bids after announcement of a transaction.
     Between November 18, 2010 and late November, Mr. McCormick continued to negotiate with each of Parent and Company A. In late November, 2010, representatives of B. Riley approached 18 strategic partners, many of whom had already been previously contacted by Mr. McCormick, in order to gauge their interest in a potential transaction with the Company. However, other than Company A, there was no additional interest in a potential transaction from any of the parties contacted. Company A sent a draft proposal to the Company regarding a merger of equals transaction. However, the Company Board believed that a transaction with Company A was not desirable due to the impending delisting of Company A from its national securities exchange, Company A’s uncertain capital resources and the integration risks of the combined company.
     On November 26, 2010, representatives of B. Riley contacted representatives of Piper Jaffray to indicate that the Company was interested in a potential transaction with Parent, but that the terms of the indication of interest would be insufficient. Representatives of B. Riley indicated the Company may be interested in a transaction in which the consideration would be all stock and the consideration for each Share would be valued at $0.50.
     On November 29, 2010, the Company received a letter of intent from Piper Jaffray on behalf of Parent. Among other terms revised by Parent, the letter of intent proposed merger consideration consisting of both cash and stock consideration. Parent’s letter of intent also increased the consideration for each Share to $0.50, required a $1 million termination fee, did not allow the Company Board to have a “go-shop” period to solicit higher bids for a transaction, and required both parties to enter into a thirty-day exclusivity period whereby the Company would be required to break off discussions with all other parties to allow for due diligence and the negotiation of a definitive Merger Agreement.
     On December 3, 2010, the Company Board held a special meeting to discuss the letter of intent from Parent. Representatives from K&L Gates and B. Riley also participated in the meeting. K&L Gates reviewed the legal terms of the letter of intent as well as discussed with the Company Board their fiduciary duties owed to the Company’s shareholders under applicable state law when considering the proposed transaction. B. Riley then reviewed with the Company Board the discussions to date with Parent and the terms of the letter of intent. B. Riley then presented an update regarding the status of discussions with Company A. The Company Board then extensively discussed, among other things, the prospects for the Company remaining as an independent company, and whether a possible sale of the Company would maximize value for the Company’s shareholders. B. Riley was instructed to communicate to Piper Jaffray that the Company Board requested a 45-day go-shop provision.
     On December 4, 2010, Mr. Lee notified Mr. McCormick that Parent was willing to agree to a 20 day go-shop provision, but the break up fee after the 20 day go-shop expired would increase to $1.5 million. Parent provided a letter of intent reflecting those additional terms.
     On December 6, 2010, at a special meeting, the Company Board continued its review and discussion of Parent’s letter of intent. The Company Board considered the positive and negative factors and risks in connection with the proposed transaction, as discussed in the section entitled “— Reasons for Recommendation” below. K&L Gates reviewed the Company Board’s fiduciary duties owed to the Company’s shareholders under applicable state law. Following such review and discussion, the Company Board authorized Mr. McCormick to execute the revised letter of intent and move forward with finalizing due diligence and preparing a definitive Merger Agreement. The Company subsequently informed Company A that, as a result of the 30 day exclusivity period contained in the letter of intent, it was prohibited from engaging in further discussions with Company A due to contractual requirements.
     On December 14, 2010, Parent commenced its confirmatory due diligence review of the Company, including access to the Company’s online data room.
     In December 2010, Parent continued its due diligence efforts. On December 22, 2010, the Company received a first draft of the Merger Agreement from Arnall Golden Gregory, LLP (“AGG”), Parent’s outside counsel . K&L Gates immediately began to negotiate the Merger Agreement with AGG.
     Several due diligence meetings between members of the management teams of the Company and Parent were held from October 2010 through March 2011. These meetings covered numerous business, regulatory, legal and financial topics. The due diligence process also included telephonic due diligence discussions between the Company’s and Parent’s respective management and outside financial, legal and accounting advisors, and in-person due diligence review sessions, on-site due diligence visits to the Company’s facilities and access to the Company’s on-line data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning the Company.
     On January 4, 2011, Piper Jaffray informed B. Riley that, based upon the results of Parent’s due diligence, Parent desired to revise the terms of its letter of intent. Parent now proposed, on a non-binding basis, an offer of either $0.50 per Share in all-cash consideration, or $0.45 per Share in an unspecified combination of cash and common stock of Parent. The Company rejected such offer, which resulted in Parent submitting a new letter of intent on January 5, 2011 of either $0.50 per Share in all-cash consideration, or $0.47 per Share in 60% cash and 40% in common stock of Parent.
     The Company Board continued to discuss and review the revised proposal with the assistance of K&L Gates and B. Riley. On January 10, 2011, the Company Board unanimously agreed to accept the all-cash consideration offer of $0.50 per Share.
     Parent continued its due diligence efforts through January and February 2011. During March 2011, Parent informed the Company that, based on the completion of its final diligence review, it was willing to pay $0.45 per Share in the transaction. On March 4, 2011, the Company Board met to review the open issues identified from the diligence review and the revised offer. Mr. McCormick and B. Riley continued negotiating with Parent throughout March while K&L Gates and AGG continued their negotiation of the terms of the Merger Agreement.
     On March 21, 2011, Parent responded to the negotiation efforts with a final, all-cash offer of $0.457 per share, subject to the Company Board’s approval. On March 22, 2011, the Company Board met to consider the proposed transaction at the price of $0.457 per share. Representatives of K&L Gates and B. Riley also attended the meeting. Representatives of B. Riley reviewed with the Company Board its financial analysis of the proposed transaction. Representatives of K&L Gates reviewed with the Company Board the current status and terms of the proposed Merger Agreement including the mechanics of the Top-Up Option, Parent and the Company’s respective termination rights, Parent’s match rights, the Support Agreement, and the two-tier termination fee, as well as the fiduciary duties of directors in connection with their consideration of the transaction. The Company Board discussed positive and negative factors relating to the proposed transaction, including the terms of the Top-Up Option, as well as the prospects of the Company if it remained independent, including potential challenges, the timing and likelihood of accomplishing performance goals associated with success as an independent company, and the shareholders’ ability to gain or lose from the Company’s future prospects as an independent company versus their ability to receive cash for their Shares in the proposed transaction. Representatives of B. Riley made a financial presentation and rendered to the Company Board its oral opinion on March 22, 2011 and confirmed by delivery of a written opinion, dated the same day, which opinion was subsequently updated on March 28, 2011 and confirmed by delivery of a written opinion, dated March 28, 2011, to the effect that the $0.457 per Share in cash to be paid to the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders as discussed in the section entitled “— Opinion of the Company’s Financial Advisors — Opinion of B. Riley” B. Riley’s written opinion, dated March 22, 2011 is attached hereto as Annex A and is incorporated by reference herein.
     Between March 21, 2011 and March 28, 2011, representatives of K&L Gates and AGG finalized the Merger Agreement and the other definitive transaction agreements.
     The Company Board considered whether the Company should spend additional time negotiating with Parent in an attempt to gain improved transaction terms and whether the Company should seek negotiations with other potential acquirers, but believed that Parent would be unlikely to improve its price or other transaction terms and would be unlikely to keep its offer open while the Company sought to solicit other parties, and that any delay would jeopardize the possibility of closing a transaction. In addition, as the Company Board had previously determined in the negotiations leading up to execution of the letter of intent, any attempt to solicit other potential acquirers would likely result in Parent withdrawing its proposal, and the Company Board believed that there may be no likely strategic acquirer of the Company at this time who would offer a higher price than Parent. The Company’s Board also considered that, if there were any other potential acquirers that would offer a higher price, the termination provisions in both the Merger Agreement and Support Agreement would enable such a superior transaction to be successfully pursued. The Company Board believed that any continuation or expansion of the negotiation process at this time would provide a further distraction to the Company’s senior management from running the business and would risk the confidentiality of the process as more parties potentially became involved over a longer period of time, which could result in disruption to the Company’s relationships with employees, customers, vendors, distributors and others and require early disclosure of negotiations in the marketplace, which in turn could jeopardize the Company’s bargaining position in any such negotiations.
          After consideration of all of the factors discussed at this meeting and prior meetings, and the advice of its legal and financial advisors, the Company Board considered whether to accept Parent’s offer and enter into the Merger Agreement at this time or to remain an independent company. The Company’s senior management and the Company’s financial and legal advisors answered questions from the members of the Company Board. B. Riley rendered an oral opinion to the Company Board, which was updated and confirmed in writing on March 28, 2011, to the effect that, based upon and subject to the matters described in the opinion, the consideration to be received by the Company’s shareholders in the Offer and related Merger was fair from a financial point of view. Following further discussion, the Company Board voted unanimously to approve and adopt the Merger Agreement with Parent and recommend that the Company’s shareholders accept the Offer.
          On March 28, 2011, subsequent to the close of trading on the OTCQB and NYSE, Parent, Purchaser and the Company executed the Merger Agreement. Concurrently, Mssrs. McCormick, Lanigan and Abbott and the

Company’s directors who together held approximately 2.7% of the outstanding Shares entered into the Support Agreement, by which they agreed to tender all of their Shares into the Offer and/or vote them in favor of the Merger, subject to the terms and conditions set forth in such agreement.
     On March 29, 2011, before the opening of trading on the OTCQB and NYSE, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.
     Also beginning on March 29, 2011, the day following the execution of the Merger Agreement, at the direction of the Company Board and under the supervision of the Company’s senior management, representatives of B. Riley began the process of contacting parties to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with Parent.
     On April 5, 2011, Parent and Purchaser commenced the offer, which has an initial expiration date of May 2, 2011.
     The portions of the history of the transaction set forth above that relate solely to Parent are based on statements made by Parent in the Offer to Purchase and Schedule TO, and have not been independently verified by the Company.
Reasons for the Recommendation of the Company Board
     In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s senior management and legal counsel and financial advisors, and considered a number of positive and negative factors in recommending that all shareholders vote for the approval and adoption of the Merger Agreement:
The Company’s Operating and Financial Condition; Prospects of the Company
     The Company Board considered the current and historical financial condition, results of operations, and business of the Company, as well as the Company’s financial plan and prospects, if it were to remain an independent company. The Company Board evaluated the Company’s financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify in a definitive manner), if the Company were to execute or fail to execute upon its financial plan. In particular, the Company Board considered the probability that the Company would have to obtain additional debt or equity financing to complete its clinical trials for its PHOENIX Combination Delivery System and the potential difficulty in obtaining any financing. The Company Board also considered the difficulty in expanding the market for transmyocardial revascularization with the Company’s limited resources, and the fact that the Company would need to seek additional capital resources to operate and grow its existing business as an independent company.
Available Alternatives; Results of Discussions with Third Parties
     The Company Board considered the possible alternatives to the acquisition by Parent and perceived risks of those alternatives, the range of potential benefits to shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for shareholders, taking into account risks to the successful completion of a transaction as well as regulatory, business, competitive, industry and market risks. The Company Board also considered the results of the process that the Company Board had conducted, with the assistance of the Company’s management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The Company Board considered the risk of Parent terminating its bid for the Company. The Company Board considered the indication of interest in a merger transaction expressed by Company A, including the investigation and diligence Company A had completed and the execution and business risks of any transaction with Company A.

Financial Market Conditions; Historical Trading Prices
     The Company Board considered the current regional, national and international economic climate and the conditions of the financial markets. Specifically, the Company Board considered the fact that the Shares were not quoted on a national securities exchange and there was limited trading volume, which the Company Board believed made achieving a successful financing transaction more difficult. The Company Board considered historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer represented a premium of approximately 52.3% over the closing price per Share on March 21, 2011, the last full trading day prior to the date of the meeting of the Company Board to consider and approve the Merger Agreement.
Opinion of the Company’s Financial Advisor
     The Company Board considered the written opinion of B. Riley delivered on March 22, 2010 and updated and confirmed in writing on March 28, 2011, to the Company Board as to the fairness, from a financial point of view and as of such date, of the Offer Price to be paid to shareholders pursuant to the Merger Agreement, as more fully described in the section entitled “Opinion of the Company’s Financial Advisor.”
Cash Consideration; Certainty of Value
     The Company Board considered the form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent’s proposal was not subject to obtaining any outside financing. The Company Board considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.
Terms of the Merger Agreement
     The Company Board considered provisions of the Merger Agreement, including the respective representations and warranties (as qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties and allocate risk between the Company, Parent and Purchaser, rather than establishing matters of fact, and, accordingly, may not constitute the actual state of facts about the Company, Parent or Purchaser) and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:
     (1) Cash Tender Offer. The Offer and the Merger provided for a prompt cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling shareholders, in an expeditious time frame, to obtain the benefits of the transaction in exchange for their Shares.
     (2) No Financing Condition. Parent’s obligations under the Merger Agreement are not subject to any financing condition, Parent’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger and Parent’s financial strength.
     (3) Go Shop Provisions. The provisions in the Merger Agreement that provided the Company, for a period of twenty days from the execution of the Merger Agreement (the “Go-Shop Period”) the ability to initiate, solicit and encourage alternative acquisition proposals from third parties and to provide non-public information and to and engage in discussion or negotiations with third parties with respect to alternative acquisition proposals.
     (4) Ability to Respond to Certain Unsolicited Takeover Proposals. The provisions in the Merger Agreement that provided for the ability of the Company Board, after the expiration of the Go-Shop Period (the “No-Shop Period Start Date”), in furtherance of the exercise of its fiduciary duties under California law, to engage in negotiations or discussions with any third party that had made a bona fide, written takeover proposal that the Company Board believed in good faith was reasonably likely to lead to a Superior Proposal (as defined in Section 6.2(h)(iv) of the Merger Agreement) and to furnish to such third party non-public information relating to the Company pursuant to a confidentiality agreement that contained confidentiality provisions that were no less favorable to the Company than those contained in the confidentiality agreement entered into with Parent.

     (5) Change of Recommendation; Fiduciary Termination Right. In the event the Company receives a takeover proposal that constitutes a Superior Proposal, the Company Board has the right, prior to the acceptance of the Shares in the Offer by Purchaser, to fail to make, withdraw or modify in a manner adverse to Parent its approval or recommendation to its shareholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger. However, the Company Board could not make such an adverse recommendation change in response to a takeover proposal received from a third party unless the Company gave Parent five business days after delivery of such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if Parent proposed to revise the terms of the Merger Agreement or make another proposal, the Company, during such period, negotiated in good faith with Parent with respect to such proposed revisions or other proposal (with any material changes to an acquisition proposal requiring a new notice and a new one business day period for negotiations). The Company Board had the ability to terminate the Merger Agreement to accept a Superior Proposal if (i) the Company Board determined in good faith, after consultation with outside legal counsel, that the failure to take such action was inconsistent with its fiduciary duties, (ii) the Company complied with requirements set forth in the prior sentence and (iii) the Company paid Parent the applicable termination fees of $1 million or $1.5 million.
     (6) Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and the fact that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.
     (7) Top-Up Option. The Company Board considered that Purchaser had been granted a “top-up option” to purchase from the Company, under certain circumstances following consummation of the Offer, at a price per Share equal to $0.457, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding (calculated on a fully-diluted basis), and that this could permit Purchaser to consummate the Merger more quickly as a short form Merger under California law.
Failure to Close; Public Announcement
     The Company Board considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of a public announcement of the Merger Agreement, including effects on the Company’s sales, operating results, stock price and employee retention.
Termination Fee
     The Merger Agreement provides for a two tiered termination fee. If the termination fee becomes payable as a result of the Company terminating the Merger Agreement in order to enter into a definitive acquisition agreement with respect to a Superior Proposal that is entered into prior to the No-Shop Period Start Date, the amount of the termination fee will be $1 million. If the termination fee becomes payable in other circumstances, the amount of the termination fee will be $1.5 million. The Company Board considered that these provisions in the Merger Agreement could have had the effect of deterring third parties who might have been interested in exploring an acquisition of the Company but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Company Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal.
Support Agreement
     The Company Board considered the fact that Parent required each Executive Officer and members of the Company Board, who together owned approximately 2.7% of the outstanding Shares as of March 25, 2011, to enter into the Support Agreement, pursuant to which such persons were required to (i) tender in the Offer, and not withdraw, 100% of the Shares owned by them, if so requested by the Parent, (ii) vote 100% of the Shares owned by them in favor of the adoption of the Merger Agreement and to approve the Merger in the event shareholder approval is required to consummate the Merger pursuant to Section 1201 of the CGCL and against any competing transactions, (iii) appoint Parent as a proxy to vote 100% of the Shares owned by them in connection with the Merger Agreement, and (iv) not otherwise transfer the Shares. The Company Board further considered that the

Support Agreement and the obligations of such shareholders thereunder would terminate in the event the Merger Agreement was terminated. The Company Board also considered whether the terms of the Support Agreement could limit the Company Board’s ability to consider, recommend or accept a competing bid and create a barrier to potential competing offers and concluded that it did not because the Support Agreement terminated upon termination of the Merger Agreement, including a termination arising in connection with the Company’s acceptance of a Superior Proposal.
     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.
     The Company Board determined that the factors described above under “The Company’s Operating and Financial Condition; Prospects of the Company,” “Available Alternatives; Results of Discussions with Third Parties,” “Financial Market Conditions; Historical Trading Prices,” “Opinion of the Company’s Financial Advisor,” “Cash Consideration; Certainty of Value,” and “Terms of the Merger Agreement” are reasons in support of the Board’s decision to recommend that all shareholders accept the Offer and tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement. The Company Board considered the other factors described above as neutral or negative and concluded that the reasons for recommending that all shareholders accept the Offer and tender their Shares pursuant to the Offer and vote to approve and adopt the Merger Agreement outweighed the neutral and negative factors. In arriving at their respective recommendations, the directors of the Company were aware of the interests of the Executive Officers and directors of the Company as described in more detail herein.
(c) Intent to Tender
          After reasonable inquiry and to the best knowledge of the Company, the directors and Executive Officers of the Company who own Shares intend to tender in the Offer, if requested by Parent to do so, all such Shares that each person owns of record or beneficially. See Item 3 for a discussion of the treatment of common stock held by such persons at the time of the Merger and the treatment of outstanding Options and unvested restricted stock held by such persons in connection with the Merger.
(d) Opinion of B. Riley & Co.
          Pursuant to an engagement letter dated November 7, 2010, the Company retained B. Riley to deliver its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in the Offer and the Merger (together, the “Transaction.”) At a meeting of the Company Board on March 22, 2011, B. Riley delivered its oral opinion to the Company Board which was confirmed in a written opinion, dated the same day, subsequently such opinion was updated as of March 28, 2011 and confirmed in a written opinion dated March 28, 2011, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as B. Riley considered relevant, that the consideration (as defined below) to be paid in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of the Shares as of the date of the Opinion.
          The full text of the written Opinion of B. Riley, dated March 22, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by B. Riley in rendering its opinion, is attached as Annex A to this Statement and is incorporated by reference herein. The Opinion addresses only the fairness, from a financial point of view as of the date of the Opinion, of the consideration to be paid pursuant to the Merger Agreement to the holders of the Shares. B. Riley’s Opinion was directed solely to the Company Board in connection with its consideration of the Transaction and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such holders should act, vote or tender their Shares in regards to the Transaction.

          In connection with rendering the Opinion described above and performing its financial analyses, B. Riley, among other things performed the following:
- Reviewed and analyzed certain historical and projected financial information for the Company;
-Interviewed the Company’s management and discussed the Company’s operations, financial conditions, future prospects and business plans;
- Reviewed the Company’s audited financial statements for the three fiscal years ended December 31, 2009, and the unaudited financial results for the fiscal year ended December 31, 2010;
- Reviewed Parent’s audited financial statements for the four fiscal tears ended December 31, 2010;
- Reviewed certain internal financial statements and forecasts prepared by the Company’s management and also reviewed other financial and operating data concerning the Company (the “Company Projections”). With respect to the Company Projections, upon advice of the Company, B. Riley assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company;
- Reviewed the final Merger Agreement, dated March 28, 2011;
-Reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which it deemed general comparable to the Company;
- Performed a discounted cash flow analysis based on future projected cash flows for the Company prepared by management;
- Performed a series of commonly used and widely accepted analyses relating to determining a fair value for the transactions of the type and profile of the present transaction;
- Reviewed the current and historical reported prices and trading activity of the shares;
- Reviewed historical ratios, valuation multiples and other financial data for the Shares and compared them to certain publicly traded companies which B. Riley deemed generally comparable to the Company;
- Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions that B. Riley deemed relevant; and
- Reviewed the premiums paid with respect to selected recent acquisitions of publicly traded companies of similar size to the Company.
          In addition, B. Riley conducted such other financial studies, analyses and investigations and evaluated such other information as it deemed necessary in arriving at its opinion.
          The following is a summary of the material financial analyses performed by B. Riley in connection with the preparation of its Opinion, which was reviewed with, and verbally delivered to, the Company Board at a meeting held on March 22, 2011 and confirmed in a written opinion, dated the same day, and which was updated on March 28, 2011 and confirmed in a written opinion dated March 28, 2011. The preparation of analyses and a fairness opinion is a complex analytic process involving numerous determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of all of the analyses performed by B. Riley.
          This summary includes financial information and tables, which must be read and considered as a whole with other information discussed or presented in order to fully understand the financial analyses presented by B. Riley. The tables alone do not constitute a complete summary of the financial position of the Company or of the analyses performed. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by B. Riley or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, as it existed on or before March 28, 2011, does not necessarily reflect current market conditions.
Transaction Overview
          In performing its analysis, B. Riley noted that the Company’s shareholders would receive a cash consideration of approximately $21.7 million, at a price per share of $0.457. For purposes of its analyses, B. Riley calculated (i) the Company’s equity value implied by the Transaction to be approximately $21.7 million, based on approximately 47,588,457 Shares and common stock equivalents outstanding, consisting of options, warrants, and shares of restricted stock, calculated using the treasury stock method and the Offer Price, and (ii) the Company’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash) to be approximately $20.5 million.
Analysis of the Company
Historical Trading Analysis.
          B. Riley reviewed the historical closing prices and trading volumes for the Shares for the last three years, in order to provide background information on the prices at which the Shares have historically traded. The following table summarizes these historical closing prices relative to the implied value of the Offer Price for the Shares.
          From January 1, 2008 to March 28, 2011, the Company’s closing stock price has been reported within a range of $0.11 to $0.42.

Price Per Share
Offer Price implied value	$0.4570
Closing price on March 28, 2011	$0.32
1-month volume weighted average price prior to March 28, 2011	$0.294
3-month volume weighted average price prior to March 28, 2011	$0.281
6-month volume weighted average price prior to March 28, 2011	$0.266
1-year volume weighted average price prior to March 28, 2011	$0.272
3-year high:	$0.40
3-year low:	$0.11
Selected Public Companies Analysis.
          B. Riley reviewed selected historical financial data of the Company and estimated financial data prepared by the Company’s management as its internal forecast for calendar year 2011 and compared them to corresponding financial data, where applicable, for public companies in the medical device industry with a primary focus on vascular and cardiology surgical products, as is the case for the Company. Additionally, B. Riley selected public companies with a similar industry segment focus and financial profile. B. Riley selected companies based on information obtained from SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:
- companies with last twelve months (“LTM”) revenue of greater than $5 million and less than $500 million;
- companies with EVs greater than $5 million and less than $1 billion; and
- companies with positive revenue growth for projected 2011.
Based on these criteria, B. Riley identified and analyzed the following selected companies:
-	Merit Medical Systems, Inc.

-	AngioDynamics, Inc.

-	Vascular Solutions Inc.

-	AtriCure, Inc.

-	CryoLife, Inc.

-	The Spectranetics Corporation

-	LeMaitre Vascular

-	Cardica, Inc.
For the selected public companies analysis, B. Riley compared:
-	Valuation multiples derived from the Offer Price’s enterprise value and the Company’s corresponding LTM and projected 2011 revenue; and

-	Valuation multiples for the selected public companies derived from enterprise values on March 28, 2011 and corresponding LTM and projected 2011 revenue.
          Due to the Company’s negative EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization and stock-based compensation) for the LTM and projected calendar 2011, B. Riley could not analyze comparable EV / EBITDA valuation multiples.
Selected Vascular and Cardiology Public Companies.

Selected Public Companies
	Cardiogenesis	High	Adjusted		Low
	(1)	Quartile (2)	Mean (3)	Median	Quartile (2)
EV to LTM revenue (4)(5)	1.8x	2.3x	1.8x	1.8x	1.2x
EV to projected 2011 revenue (6)	1.4x	1.9x	1.5x	1.5x	1.0x

(1)	Based on the Offer Price to be received.

(2)	High and low observations represent the upper (75th percentile) and lower (25th percentile) quartiles of the range, respectively.

(3)	Adjusted mean excludes high and low observations.

(4)	Enterprise Value (EV) = equity market capitalization plus interest bearing debt less cash.

(5)	Revenues for the Company’s LTM reflect calendar year ending December 31, 2010.

(6)	Projected calendar 2011 revenue for the Company was based on the estimates of the Company’s management. Projected calendar 2011 revenue for the selected public companies was based on Wall Street research or consensus estimates.
          The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company were within or above the range of valuation multiples of the selected public companies when comparing the ratio of EV to LTM revenue and projected 2011 revenue.
          No company utilized in the selected public companies analysis is identical to the Company. B. Riley did not weigh the results of any selected public company more than the others, due to the fact that the target companies have different business, size or growth and profitability characteristics than the Company.
          In evaluating and selecting the public companies, B. Riley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis
          B. Riley reviewed merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular and cardiology products that it deemed comparable to the Company. B. Riley selected the merger and acquisition transactions in order to provide a comparison of targets with a similar industry focus and financial profile. B. Riley selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:
- transactions involving target companies in the medical device industry with a primary focus on vascular and cardiology products;
- transactions that were announced since January 1, 2009;
- targets with LTM revenue of greater than $5 million and less than $250 million; and
- targets with transaction EVs greater than $5 million and less than $250 million.
          Based on the foregoing, the following transactions were selected:

Target	Acquiror
Angiotech — Vascular Graft Business	LeMaitre Vascular
Biotel	CardioNet
PLC Medical — TMR Unit	Novadaq Technologies
Cardiac Science	Opto Circuits
Initios Medical	Bracco Imaging
Gish Biomedical	Sorin
CardioPolymers	Lonestar Heart
LightLab Imaging	St. Jude Medical
FlowCardia	CR Bard
Sorin Group — Angel and ActivAT Assets	Cytomedix
Sawtooth Labs	Avinger
Unomedical	Paul Hartmann
CHF Solutions	Gambro
Anthem — Cardiac Management Unit	Sorin
Brivant Limited	Lake Region Medical
CardioDynamics Intl	SonoSite
Starion Instruments Corporation	Microline Surgical, Inc.
Evaheart Medical	Asahi Kasei Corporation
Datascope — EVH Unit	Sorin
FlowMedica	AngioDynamics
          B. Riley calculated the ratio of EV to historical LTM revenue, as available, for each transaction. B. Riley then compared the results of these calculations with similar calculations for the Company based on the implied value of the Offer Price.
          Due to the Company’s negative EBITDA in calendar 2010 and projected calendar 2011, B. Riley did not consider it meaningful to analyze comparable EV / EBITDA valuation multiples.

Selected Vascular and Cardiology M&A Transactions.

Selected M&A Transaction
	Cardiogenesis		Adjusted
	(1)	High (2)	Mean (3)	Median	Low (2)
EV to LTM revenue (4)	1.8x	1.1x	0.8x	0.8x	0.5x

(1)	Based on the Offer Price.

(2)	High and low observations represent the upper (75th percentile) and lower (25th percentile) quartiles of the range, respectively.

(3)	Adjusted mean excludes high and low observations.

(4)	Revenues for the Company’s LTM reflect calendar year ending December 31, 2010.
          The selected vascular and cardiology transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Offer Price were within or above the range of valuation multiples of the selected transactions when comparing the ratio of EV to historical LTM revenue.
          A selected M&A transactions analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transactions analysis is identical to the Company or the Offer and the Merger, respectively.
          B. Riley did not weigh the results of any selected transactions more than the others, due to the fact that the target companies have different business, size or growth and profitability characteristics than the Company.
Premiums Paid Analysis
          B. Riley reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. B. Riley selected these transactions from various database services and proprietary market information, the Securities Data Corporation database, if B. Riley determined the target was a public medical device company based upon SIC codes and professional judgment, and applied, among others, the following criteria:
- M&A transactions featuring the acquisition of a medical device company;
- M&A transactions announced between January 1, 2005 and January 1, 2011;
- M&A transactions between a public company target and an acquirer seeking to purchase over 85% of shares;
- For M&A transactions with multiple bids, premiums were calculated using the final bid;
- Enterprise value greater than $20 million and less than $1 billion; and
- No negative premiums for 1-day, 1-week and 1-month premiums.
The table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s shareholders based on the Offer Price.

	Selected Premiums Paid
	Cardiogenesis
	(1)	High	Mean	Median	Low
Premium 1 day prior (2)	43%	272%	55%	35%	4%
Premium 1 week prior (3)	53%	322%	60%	38%	5%
Premium 1 month prior (4)	63%	308%	62%	41%	11%

(1)	Based on the Offer Price to be received.

(2)	Based on closing price per share of $0.32 on March 28, 2011.

(3)	Based on closing price per share of $0.30 on March 21, 2011.

(4)	Based on closing price per share of $0.28 on February 28, 2011.
          This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums paid over the market prices at the reference dates for the shares implied by the Offer Price are within the range of premiums paid in the selected M&A transactions.
Discounted Cash Flow Analysis
          Using a discounted cash flows analysis, B. Riley calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from January 1, 2011 to December 31, 2015, discounted back to January 1, 2011, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon a terminal growth rate, discounted back to January 1, 2011. The discounted cash flows were calculated using a single set of projections, updated for calendar 2010 results, as provided by the Company’s management. The free cash flows for each year were calculated from the management projections as: EBIT less taxes (39.5% through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less the change in net working capital.
          B. Riley calculated the range of net present values for each period from 2011 through 2015 based on discount rates ranging from 21.9% to 26.8%. The discount rate range reflects 90% and 110% of the weighted average cost of capital (“WACC”) for the Company, determined using a WACC analysis performed by B. Riley. B. Riley calculated the cost of equity used in the weighted average cost of capital analysis by summing a risk-free rate, a beta adjusted equity risk premium, and a size premium based on the implied equity value of the Company. B. Riley calculated terminal values using a terminal growth rate ranging from 8% to 12% applied to projected calendar year 2015 net free cash flow, and discounted back to January 1, 2011. The terminal growth rate range of 8% to 12% was based on management’s estimate of 10%. This analysis resulted in implied per share values of the Shares ranging from a low of $0.20 per Share to a high of $0.42 per Share. B. Riley observed that the Offer Price was within the range of values derived from this analysis.
Miscellaneous
          The summary set forth above does not contain a complete description of the analyses performed by B. Riley, but does summarize the material analyses performed by B. Riley in rendering its Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. B. Riley believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Opinion. In arriving at its Opinion, B. Riley considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, B. Riley made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be B. Riley’s view of the actual value of the Shares.
          None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.
          B. Riley performed its analyses solely for purposes of providing its Opinion to the Company Board. In performing its analyses, B. Riley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by B. Riley are based upon forecasts of future results furnished to B. Riley by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. B. Riley does not assume responsibility if future results are materially different from forecasted results.
          B. Riley’s Opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement and recommend that the Company’s shareholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by B. Riley in connection with the opinion and is qualified in its entirety by reference to the written opinion of B. Riley attached as Annex A hereto.
          B. Riley relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to B. Riley or discussed with or reviewed by B. Riley. For the purpose of B. Riley’s Opinion, B. Riley assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by B. Riley, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. B. Riley expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.
          B. Riley undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was a party or may be subject, and made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.
          B. Riley’s Opinion was necessarily based upon the information available to it and facts and circumstances as they existed at the time it rendered its Opinion and were subject to evaluation on the date of its opinion. Events occurring after the date of its Opinion could materially affect the assumptions used in preparing its opinion. B. Riley expresses no opinion as to the price at which the shares of the Company common stock may trade following announcement of the Merger or at any future time. B. Riley did not undertake to reaffirm or revise its Opinion or otherwise comment upon any events occurring after the date of its Opinion and does not have any obligation to update, revise or reaffirm its Opinion.
          B. Riley’s opinion addressed solely the fairness, from a financial point of view, to holders of the Shares of the Offer Price, as set forth in the Merger Agreement, to be paid by Purchaser and did not address any other terms or agreement relating to the Offer, Merger or any other terms of the Merger Agreement. B. Riley was not requested to opine as to, and its opinion does not address, the underlying business decision to proceed with the Offer or effect the Merger.
          Information About B. Riley
          As a part of its investment banking business, B. Riley and/or its predecessor has been regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes since 1984. The Company Board selected B. Riley to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.
          B. Riley acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $192,000 from Cardiogenesis, of which approximately $146,000 is contingent upon the consummation of the Offer and the Merger. B. Riley also received a fee of $100,000 for rendering its Opinion. The Opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in B. Riley’s Opinion. The Company has also agreed to indemnify B. Riley against certain liabilities and reimburse B. Riley for certain expenses in connection with its services. The Opinion has been approved by the Fairness Opinion Committee of B. Riley & Co., LLC. In the ordinary course of its business, B. Riley and its affiliates may actively trade securities of the Company and Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. B. Riley may also, in the future, provide investment banking and financial advisory services to the Company or the Parent or entities that are affiliated with the Company or the Parent, for which B. Riley would expect to receive compensation.
          Consistent with applicable legal and regulatory requirements, B. Riley has adopted policies and procedures to establish and maintain the independence of B. Riley’s research Department and Personnel. As a result, B. Riley’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Merger and other participants in the Merger (including Parent) that differ from the opinions of B. Riley’s investment banking personnel.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
          The Company engaged B. Riley & Co. to act as its financial advisor and, upon request by the Company, render to the Company Board an opinion as to fairness, from a financial point of view, to the holders of Shares of the consideration to be paid in a Merger. Pursuant to an engagement letter dated November 7, 2010, B. Riley will receive a fee of approximately $192,000 for its services. Pursuant to this engagement letter, the Company also agreed to pay B. Riley a fee of $100,000 payable upon delivery of its opinion, regardless of the conclusions reached in its. In addition, the Company agreed to reimburse B. Riley’s reasonable expenses and to indemnify B. Riley against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. B. Riley will not receive any other significant payment of compensation contingent upon the successful completion of the Merger. Purchaser has retained Georgeson Inc. to act as information agent in connection with the Offer.
          The information set forth in Item 4 of this Statement in the section entitled “Opinion of B. Riley & Co.” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
          No transactions in Shares have been effected during the 60 days prior to the date of this Statement by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any Executive Officer, director or affiliate of the Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
          Except as set forth in Items 3 and 4 of this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
          Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.
Item 8. Additional Information.
(a) Section 14(f) Information Statement
          The Information Statement prepared by the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached as Annex B to this Statement, was furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s shareholders as described in Item 3 of this Statement above and in the Information Statement, and is incorporated herein by reference.

(b) Top-Up Option
          The summary of the Top-Up Option provided in Item 2(b) “The Tender Offer” is incorporated by reference herein.
(c) General Corporation Law of the States of California and Florida
          The Company is incorporated under the laws of the State of California. The Offer and Merger is governed by the following provisions of the FBCA and the CGCL.
          Dissenters’ Rights
          Holders of Shares will not have dissenters’ rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and a subsequent Merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the rights pursuant to the provisions of Section 1300 et seq. of the CGCL to demand appraisal of their Shares. If dissenters’ rights are applicable, dissenting shareholders who comply with the applicable statutory procedures will be entitled, under Section 1300 et seq. of the CGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger. The Company, Parent and Purchaser agreed in the Merger Agreement that in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with the CGCL without regard to the Top-Up Option, any Shares issued upon exercise of the Top-Up Option, any shares of Parent common stock used as payment for the Top-Up Option, or a promissory note issued as payment for the Top-Up Option.
          Dissenters’ rights cannot be exercised at this time. If dissenters’ rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their dissenters’ rights and the procedures to be followed in order to properly exercise their dissenters’ rights before any action has to be taken in connection with such rights.
          The foregoing summary of the rights of the Company’s shareholders to seek dissenters’ rights under California law does not purport to be a complete statement of the procedures to be followed by the Company’s shareholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to Section 1300 et seq. of the CGCL. The proper exercise of dissenters’ rights requires strict adherence to the applicable provisions of the CGCL.
          The complete text of Section 1300 et seq. of the CGCL is attached to this Statement as Annex C.
          Vote Required to Approve the Merger
          Under Sections 1201 and 1202 of the CGCL, the approval of the board of directors of a company and the affirmative vote of the holders of at least a majority of the shares of outstanding stock entitled to vote are required to approve a merger and adopt a plan of merger. Section 607.1103 of the FBCA requires approval of the board of directors of the company to be merged and majority of the votes of the holders of each class of its shares entitled to vote to approve a merger. The Company Board and the board of directors of Purchaser have previously approved the Merger, and the board of directors of Parent has caused Parent, as the sole shareholder of Purchaser, to approve the Merger.
          If, after completion of the Offer, Parent owns less than 90% of the outstanding Shares, it would complete the acquisition of the remaining outstanding Shares through a vote of the Company’s shareholders with respect to the Merger. Completion of the transaction in this manner is referred to in this Statement as a “long-form” merger.
          Under Section 1110 of the CGCL, a merger can occur without a vote of the Company’s shareholders, referred to as a “short-form” merger, if, after completion of the Offer, as it may be extended, or after any exercise by

Parent of the Top-Up Option, Parent were to own at least 90% of the outstanding Shares. If, after completion of the Offer, as it may be extended, or after any exercise by Parent of the Top-Up Option, Parent owns at least 90% of the outstanding Shares, Parent would complete the acquisition of the remaining outstanding Shares by completing a short-form merger. Upon completion of the Offer, it is possible that Parent, together with the parties to the Support Agreement, will own a majority of the outstanding Shares, in which case approval of the Merger by the Company’s shareholders would be assured.
(d) Forward-Looking Statements
          This Statement contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” “outlook” or “continue” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Statement include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding expected tax treatment for the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of such transactions; the effects of disruption from the transactions contemplated by the Merger Agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the Risk Factors set forth in the Offer to Purchase mailed to the Company’s shareholders. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at http://www.cardiogenesis.com under the caption “SEC Filings.” The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement. The Company notes that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.
(e) Projected Financial Information
          The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading “Opinion of B. Riley & Co.” in this Item 4 of this Schedule 14D-9, the Company provided to B. Riley for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, the Company’s management’s internal non-public four-year financial forecasts regarding the Company’s anticipated future operations (the “Projections”). The Company’s management also provided the Projections to the Company Board and to Parent in connection with its due diligence review. Parent has informed the Company that it did not rely on these projections in any material respect in its analysis of the transaction.
          The Projections were prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure, and, accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Windes & McClaughry Accountancy Corporation, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The Company has included below a summary of the Projections to give its shareholders access to certain non-public information because such information was considered by B. Riley for purposes of rendering its opinion and was also provided to the Company Board and Parent. The summary of the Projections below is not being included in this Schedule 14D-9 to influence a Company shareholder’s decision whether to tender Shares in the Offer.
          The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change.
          Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the following: any inability by the Company to sustain profitable operations or obtain additional financing on favorable terms if and when needed; any failure to obtain required regulatory approvals; failure of the medical community to expand its acceptance of transmyocardial revascularization procedures; possible adverse governmental rulings or regulations, including any FDA regulations or rulings; the Company’s ability to comply with international and domestic regulatory requirements; the impact of healthcare policy laws, regulations and reforms upon the Company’s industry; possible adverse Medicare or other third-party reimbursement policies or adverse changes in those policies; any inability by the Company to ship product on a timely basis; the Company’s ability to manage its growth; the effects of recent disruptions in global credit and equity markets and other adverse economic developments that could adversely affect the market for our products or our ability to raise needed financing; actions by our competitors; and the Company’s ability to protect its intellectual property. Other factors that could cause Cardiogenesis’ actual results to differ materially are discussed in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company’s other filings with the SEC. The Company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this statement. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from them. See “Forward-Looking Statements” on page 30.
          Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such.
          Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error, but the Company will amend the Projections provided in this Statement and promptly disseminate revised information in the event that the existing disclosure materially changes. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections.
          In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s shareholders are cautioned not to place undue, if any, reliance on the Projections.

          The following is a description of the Projections provided to B. Riley, the Company Board and Parent:
Projected Financial Information
(dollar amounts are in thousands; all amounts are approximate)

	2011	2012	2013	2014
Revenue	$14,431	$16,031	$17,794	$20,108
Gross Profit	$12,251	$13,659	$15,240	$17,284
Gross Margin	84.9%	85.2%	85.6%	86.0%
Operating Expenses	$13,577	$14,233	$12,796	$12,323
Net Income	$(1,355)	$(603)	$2,415	$4,932
Adjusted EBITDA(1)	$(828)	$(178)	$2,951	$5,468

(1)	Defined as net income before interest income, interest expense, provision for income tax, depreciation, amortization and expenses associated with stock based compensation.
     The Projections include non-GAAP financial measures, including Adjusted EBITDA. Adjusted EBITDA means earnings before interest income, interest expense, provision for taxes, depreciation and amortization and expenses associated with stock-based compensation. The Company believes that Adjusted EBITDA provides important information about the operating trends of the Company. The Company uses Adjusted EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.
     Set forth below is a reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure based on the Projections, Net income. This reconciliation was not provided to Parent in connection with its due diligence review or to B. Riley.
Adjusted EBITDA Reconciliation

	2011	2012	2013	2014
Net Income	$(1,355)	$(603)	$2,415	$4,932
Plus Income Tax	$25	$25	$25	$25
Plus Depreciation Expense	$280	$170	$281	$281
Plus Stock Based Compensation	$218	$226	$226	$226
Plus Interest Expense, net	$4	$4	$4	$4
Adjusted EBITDA	$(828)	$(178)	$2,951	$5,468

Item 9. Exhibits.
          The following Exhibits are filed herewith:

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated April 5, 2011, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO.

(a)(1)(B)	Form of Letter of Election and Transmittal, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(1)(C)(1)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO.

(a)(1)(D)(1)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO.

(a)(1)(E)(1)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO.

(a)(5)(A)(1)	Opinion of B. Riley & Co. to the Board of Directors of the Company, dated March 22, 2011, incorporated by reference to Annex A attached to this Schedule 14D-9.

(a)(5)(B)(1)	Joint Press Release issued by the Company and Parent, dated March 29, 2011, announcing the execution of the Agreement and Plan of Merger, dated as of March 28, 2011, among the Company, Purchaser, and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on March 29, 2011).

(a)(5)(B)(2)	Joint Press Release issued by Parent and the Company, dated April 5, 2011, announcing the commencement of the Offer.

(a)(5)(C)(1)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, incorporated by reference to Annex B to this Schedule 14D-9.

(a)(5)(D)(1)	Letter to shareholders of the Company, dated April 5, 2011.

(e)(1)(1)	Agreement and Plan of Merger, dated as of March 28, 2011, by and among the Company, Purchaser, and Parent (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on March 29, 2011).

(e)(2)(1)	Support Agreement, dated as of March 28, 2011, by and among Parent, Paul McCormick, William Abbott, Richard Lanigan, Raymond Cohen, Marvin Slepian, Gregory Waller, and Ann Sabahat (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 29, 2011).

(e)(3)(1)	Mutual Confidential Disclosure Agreement, dated October 6, 2009, by and between the Company and Parent

(e)(4)(1)	Mutual Confidential Disclosure Agreement, dated September 29, 2010, by and between the Company and Parent

(e)(5)(1)	Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Commission on April 3, 2009).

Exhibit	Description
(e)(6)(1)	Form of Stock Option Agreement under the Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on August 4, 2005).

(e)(7)(1)	Director Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on May 14, 2009).

(e)(8)(1)	Form of Stock Option Agreement under the Director Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, on May 14, 2009).

(e)(9)(1)	Form of Restricted Stock Purchase Agreement under the Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 3, 2009).

(e)(10)(1)	Employment Agreement, dated as of July 30, 2007, by and between the Company and Richard P. Lanigan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 1, 2007).

(e)(11)(1)	First Amendment to Employment Agreement, dated as of July 1, 2009, by and between the Company and Richard P. Lanigan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Commission on June 26, 2009).

(e)(12)(1)	Employment Agreement, dated as of July 30, 2007, between the Company and William R. Abbott (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on August 1, 2007).

(e)(13)(1)	Amendment to Employment Agreement, dated July 1, 2009, by and between the Company and William R. Abbott (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on June 26, 2009).

(e)(14)(1)	Employment Agreement, dated July 1, 2009, by and between the Company and Paul J. McCormick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 26, 2009).

(e)(15)(1)	Amendment to Employment Agreement, dated May 17, 2010, by and between the Company and Paul J. McCormick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 19, 2010).

Annex A	Opinion of B. Riley Co., to the Board of Directors of the Company, dated March 22, 2011.

Annex B	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex C	Text of Section 1300 et seq. of the California General Corporations Code.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARDIOGENESIS CORPORATION

	By:	/s/ WILLIAM ABBOTT
	Name:	William Abbott
	Title:	Chief Financial Officer and Secretary

Dated: April 5, 2011

Annex A

March 22, 2011
4675 MacArthur Court
Suite 1500
Newport Beach, CA 92660
Tel: 949.852.9911
Fax: 949.852.0430
www.brileyco.com
Member FINRA and SIPC

The Board of Directors
Cardiogenesis Corporation
11 Musick
Irvine, CA 92618
In care of: Paul J. McCormick, Executive Chairman
Dear Mr. McCormick:
You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of the common stock, no par value (the “Shares”), of Cardiogenesis Corporation (the “Company”) of the Consideration (as defined below) to be paid to the holders of the Shares, pursuant to the Agreement and Plan of Merger and Reorganization (the “Agreement”), among the Company, CryoLife, Inc. (the “Acquiror”), and CL Falcon, Inc., a Florida corporation and wholly-owned subsidiary of the Acquiror (“Merger Sub”). Pursuant to the Agreement, the Acquiror will cause Merger Sub to commence a tender offer (the “Offer”) for all the outstanding Shares, at a price for each share equal to $.457 payable in cash (the “Consideration”). The Agreement further provides that, following completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share, other than (i) Shares owned by the Acquiror, Merger Sub (including Shares received in the Offer) or the Company or any of their respective direct or indirect wholly-owned subsidiaries (other than Shares held on behalf of third parties) and (ii) Dissenting Shares, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement. Any term not otherwise defined herein shall have the meaning given such term in the Agreement.
Our Opinion specifically addresses the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares in connection with the Offer and the Merger. In conjunction with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
☐	Reviewed and analyzed certain historical and projected financial information for Cardiogenesis;

☐	Interviewed the Company’s management and discussed the Company’s operations, financial conditions, future prospects and business plans;

☐	Reviewed the Company’s audited financial statements for the three fiscal years ended December 31, 2009, and the unaudited financial results for the fiscal year ended December 31, 2010;

☐	Reviewed CryoLife’s audited financial statements for the four fiscal years ended December 31, 2010;

☐	Reviewed certain internal financial statements and forecasts prepared by the Company’s management and also reviewed other financial and operating data concerning the Company, (the “Company Projections”). With respect to the Company Projections, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company;

☐	Reviewed historical prices, trading multiples and trading volume of the common stock of Cardiogenesis;

☐	Reviewed the latest draft of the Agreement, dated March 17, 2011, in substantially final form;

☐	Reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Cardiogenesis;

☐	Reviewed the financial terms and premimuns, to the extent publicly available, of certain comparable merger and acquisition transactions of companies similar to the Company;

☐	Performed a discounted cash flow analysis based on future projected cash flows for the Company prepared by management;

☐	Performed a series of commonly used and widely accepted analyses relating to determining fair value for transactions of this type and profile; and

☐	Conducted such other financial studies, analyses and investigations and evaluated such other information as B. Riley & Co. deemed appropriate.
In connection with rendering our Opinion, B. Riley performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, B. Riley believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by them, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the Opinion.

Our Opinion expressed herein is for the benefit of the Company’s Board of Directors on their behalf as representatives of the Company’s stockholders, and our Opinion is rendered in connection with the Board’s consideration of the Offer and the Merger. It is further understood that this Opinion may not be used for any other purpose, nor may it be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner or for any purpose, without our prior written consent; provided, however, that this Opinion and any description thereof may be included in its entirety in any proxy statement or consent solicitation statement distributed to the Company’s stockholders in connection with the Offer and/or the Merger provided that any such inclusion or description shall be subject to our prior review and approval, which will not be unreasonably withheld. Notwithstanding the foregoing, this Opinion is not intended as and does not constitute a recommendation to any such stockholder as to whether such stockholder should accept the Offer or vote to approve the Merger.
We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which either the Company is a party or may be subject and our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.
We have relied upon and assumed, without independent verification, that the financial information and reports provided to us have been reasonably prepared and reflect the best currently available estimates of the financial results and condition of the Company, and that there have been no material or adverse changes in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.
Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed that the Company is not a party to any pending transactions, including external financing, recapitalizations, acquisitions, or merger discussions, other than the Offer and the Merger. We have also assumed that the Offer and the Merger will be consummated in accordance with the Agreement referred to above.
Events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion; however, we do not have any obligation to reaffirm this Opinion. We were not requested to opine as to, and this Opinion does not in any manner address, the Company’s underlying decision to proceed with or effect the Transaction or structure thereof.
We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they currently exist and can be evaluated by us at the date of this letter. Our Opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on business, economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our Opinion based on circumstances or events occurring after the date hereof. The

Opinion does not address the Company’s underlying business decision to proceed with or effect the Offer or the Merger.
For our services in rendering this Opinion, the Company has paid us a fee and has agreed to indemnify us against certain liabilities associated with the issuance of this Opinion. This Opinion has been approved by the Fairness Opinion Committee of B. Riley & Co., LLC.
B. Riley & Co. and our affiliates provide a full range of financial advisory, securities and other financial services in the ordinary course of business for which we receive customary fees. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities (including derivative securities) of the Company or CryoLife for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.
Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Consideration to be received by the Company’s stockholders pursuant to the Agreement is fair from a financial point of view to the holders of Shares.
Very truly yours,
B. Riley & Co., LLC

Annex B
CARGDIOGENESIS CORPORATION
11 MUSICK
IRVINE, CA 92618
INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.
          This Information Statement is being mailed on or about April 5, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, no par together with the associated preferred stock purchase rights (the “Shares” or the “Common Stock”), of Cardiogenesis Corporation, a California corporation (“Cardiogenesis”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by CryoLife, Inc., a Florida corporation (“Parent”), to the board of directors of Cardiogenesis (the “Cardiogenesis Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 28, 2011 (the “Merger Agreement”), by and among Parent, CL Falcon, Inc., a Florida corporation and wholly owned subsidiary of Parent (the “Purchaser”), and Cardiogenesis.
          This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
          Pursuant to the Merger Agreement, on April 5, 2011, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $0.457 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of Cardiogenesis and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on April 4, 2011. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, Purchaser will be merged with and into Cardiogenesis (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex B, which Schedule 14D-9 was filed by Cardiogenesis with the SEC on April 5, 2011, and which is being mailed to shareholders of Cardiogenesis along with this Information Statement.
          The information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees (as defined below) has been furnished to Cardiogenesis by either Parent or Purchaser, and Cardiogenesis assumes no responsibility for the accuracy or completeness of such information.
PARENT DESIGNEES TO THE CARDIOGENESIS BOARD OF DIRECTORS
          The Merger Agreement provides that, effective upon the acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the then issued and outstanding Shares and from time to time thereafter, Parent will be entitled to designate the number of directors (the “Parent Designees”), rounded up to the next whole number, to the Cardiogenesis Board as will give Parent representation on the Cardiogenesis Board equal to the product of the total number of directors on the Cardiogenesis Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Parent and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Cardiogenesis will cause Parent’s designees to be elected or appointed as directors of Cardiogenesis, including increasing the size of the Cardiogenesis Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger (the “Effective Time”), the Cardiogenesis Board will always have at least three directors who are not employed by Cardiogenesis and who are not officers, directors, employees, or designees of Parent or Purchaser or any of their affiliates. As a result, Parent will have the ability to designate a majority of the Cardiogenesis Board following the consummation of the Offer.
          Parent has informed Cardiogenesis that it will choose the Parent Designees from the table of persons set forth below. The following table, prepared from information furnished to Cardiogenesis by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of April 1, 2011, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Parent has informed Cardiogenesis that each such individual has consented to act as a director of Cardiogenesis, if so appointed or elected. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is CryoLife, Inc., 1655 Roberts Boulevard, NW, Kennesaw, Georgia 30144.
          None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Director	Age	Employment History for Past Five Years
Steven G. Anderson	72	Steven G. Anderson, a founder of Parent, has served as Parent’s Chairman of the Board, President, and Chief Executive Officer since its inception. Mr. Anderson has more than 25 years of experience in tissue preservation and more than 40 years of experience in the medical device industry. Prior to founding Parent, Mr. Anderson was Senior Executive Vice President and Vice President, Marketing, from 1976 until 1983, of Intermedics, Inc. (now Boston Scientific Corporation), a manufacturer and distributor of pacemakers and other medical devices.

Thomas F. Ackerman	56	Thomas F. Ackerman has served as a Director of Parent since December 2003. Mr. Ackerman is Executive Vice President and Chief Financial Officer of Charles River Laboratories International, Inc. (NYSE: CRL), a position he has held since 2005. Charles River Laboratories is a leading global provider of solutions that accelerate the drug discovery and development process, including research models and associated services, and outsourced preclinical services.

James S. Benson	72	James S. Benson has served as a Director of Parent since December 2005. Mr. Benson retired from the Advanced Medical Device Association (“AdvaMed”, formerly known as The Health Industry Manufacturers Association, “HIMA”) in July 2002 as Executive Vice President for Technical and Regulatory Affairs.

Daniel J. Bevevino	51	Daniel J. Bevevino has served as a Director of Parent since December 2003. From 1996 until March of 2008, Mr. Bevevino served as the Vice President and Chief Financial Officer of Respironics, Inc. (Nasdaq: RESP), a company that develops, manufactures and markets medical devices used primarily for the treatment of patients suffering from sleep and respiratory disorders, where he was employed since 1988. From March 2008 to December 31, 2009, Mr. Bevevino was employed by Philips as the Head of Post-Merger Integration — Respironics, as well as in various operating capacities, to help facilitate the integration of the combined companies. He is currently an independent consultant providing interim chief financial officer services in the life sciences industry.

Name of Director	Age	Employment History for Past Five Years
Ronald C. Elkins, M.D	74	Ronald C. Elkins, M.D. has served as a Director of Parent since January 1994. Dr. Elkins is Professor Emeritus, Section of Thoracic and Cardiovascular Surgery, University of Oklahoma Health Sciences Center. Dr. Elkins has been a physician at the Health Science Center since 1971, and was Chief, Section of Thoracic and Cardiovascular Surgery, from 1975 to 2002.

Ronald D. McCall, Esq.	74	Ronald D. McCall, Esq. has served as a Director of Parent since January 1984 and served as its Secretary and Treasurer from 1984 to 2002; however, Mr. McCall has never been an employee of the Parent and did not receive any compensation for his service as Secretary and Treasurer of the Parent other than the Parent’s standard compensation provided to Directors. From 1985 to the present, Mr. McCall has been the owner of the law firm of Ronald D. McCall, P.A., based in Tampa, Florida.

Harvey Morgan	69	Harvey Morgan has served as a Director of Parent since May 2008. Mr. Morgan has more than 40 years of investment banking experience, with significant expertise in strategic advisory services, mergers and acquisitions, private placements, and underwritings. He has been a Managing Director of the investment banking firm Bentley Associates, L.P. since 2004. Mr. Morgan also serves on the Boards of Family Dollar Stores, Inc. (NYSE: FDO) and Cybex International, Inc. (Nasdaq: CYBI).

Jeffrey W. Burris	39	Jeffrey W. Burris was appointed to the position of Vice President and General Counsel of Parent in February 2010. Mr. Burris has been with Parent since February 2008, serving as General Counsel from February of 2008 until February 2010. From 2003 to 2008, Mr. Burris served as Senior Legal Counsel and Legal Counsel for Waste Management, where he was the responsible attorney for acquisitions and divestitures for Waste Management’s Southern Group.

Scott B. Capps	44	Scott B. Capps was appointed to the position of Vice President of Clinical Research of Parent in November 2007. Prior to this position, Mr. Capps served as Vice President, General Manager of CryoLife Europa, Ltd. in the United Kingdom from February 2005 to November 2007.

David M. Fronk	47	David M. Fronk was appointed to the position of Vice President of Regulatory Affairs and Quality Assurance of Parent in April 2005.

Albert E. Heacox, Ph.D.,	60	Albert E. Heacox, Ph.D., was appointed to the position of Senior Vice President of Research and Development of Parent in December 2004. Dr. Heacox has been with Parent since June 1985 and served as Vice President of Laboratory Operations from June 1989 to December 2004. Dr. Heacox was promoted to Senior Vice President in December of 2000.

D. Ashley Lee, CPA	46	D. Ashley Lee, CPA, has served as Executive Vice President, Chief Operating Officer, and Chief Financial Officer of Parent since November 2004.

Gerald B. Seery	54	Gerald B. Seery has served as Senior Vice President of Sales and Marketing of Parent since October 2005.
          It is expected that the Parent Designees may assume office at any time following the acceptance and payment of the Shares pursuant to the Offer, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Cardiogenesis Board.

GENERAL INFORMATION CONCERNING CARDIOGENESIS
The Common Stock is the only class of voting securities of Cardiogenesis outstanding that is entitled to vote at a meeting of the shareholders of Cardiogenesis. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of Cardiogenesis’ shareholders. As of March 25, 2011, 46,638,421 shares of Common Stock were issued and outstanding.
Board of Directors
Our board currently consists of five members. The following table sets forth the directors of the Company, their ages, and the positions held by each such person with the Company on April 1, 2011:

Name	Age	Position with Us
Paul J. McCormick	57	Executive Chairman
Raymond W. Cohen	52	Director
Ann T. Sabahat	40	Director
Marvin J. Slepian, M.D.	55	Director
Gregory D. Waller	61	Director
          Set forth below are descriptions of the backgrounds of each director and their principal occupations for at least the past five years and their public-company directorships as of the record date as well as those held during the past five years. With respect to each director, we have also provided in their biographical information below the experience and qualifications that led to the conclusion that they should serve as a director in light of our business and structure.
          Paul J. McCormick was named Executive Chairman of the Board of Directors and our principal executive officer effective in July, 2009, and has served on our Board of Directors since April 2007. Mr. McCormick currently serves on the board of directors of Cambridge Heart, Inc., a publicly reporting company, as well as Cianna Medical, Inc., which is privately-held. Mr. McCormick served in various management positions with Endologix, Inc., including as President and Chief Executive Officer from May 2002 until May 2008. Prior to that, he held various management positions at Progressive Angioplasty Systems, Heart Technology, Trimedyne Inc., and U.S. Surgical Corporation. Mr. McCormick previously served on the board of directors of Endologix, Inc. a publicly reporting company, from 2002 to 2010. Mr. McCormick holds a B.A. degree in economics from Northwestern University.
          Mr. McCormick brings to the Board of Directors extensive business, managerial, executive and leadership experience in the medical device industry, serving in various positions including chief executive officer a publicly reporting medical device company. In addition, Mr. McCormick has served on other boards of directors of publicly reporting companies.
          Raymond W. Cohen was appointed to our Board of Directors on December 1, 2008. Mr. Cohen currently serves as the chief executive officer of Minnow Medical, Inc., a privately held company developing novel radiofrequency thermoplasty technology directed towards patients with occlusive disease in their peripheral arteries and veins, since 2010. Mr. Cohen previously served as chief executive officer and director of Symphony Medical, Inc., a privately held company that develops therapies to treat heart failure and cardiac abnormalities, from May 2006 to 2010. Mr. Cohen also serves as a director of BioLife Solutions, Inc., a manufacturer of cyropreservation products used for human cell and tissue preservation and is a publicly reporting company. Mr. Cohen served as a member of the Board of Directors of Cardiac Science Corporation, a publicly reporting company, from August 2005 to August 2009. Mr. Cohen was the chief executive officer of Cardiac Science, Inc. and a member of its board of directors from January 1997 to August 2005. Prior to joining Cardiac Science, Inc. in 1997, Mr. Cohen held various executive and sales and marketing positions in firms that manufactured and marketed non-invasive diagnostic cardiology products. Mr. Cohen holds a B.S. in Business Management from the State University of New York at Binghamton and is an Accredited Public Company Director since 2004, having completed the Director Training & Certification Program at the Anderson Graduate School of Management of the University of California, Los Angeles.

          Mr. Cohen has extensive experience in senior management in the medical device industry, where he has served as chief executive officer of numerous companies. In particular, Mr. Cohen has significant experience in and building internal sales and marketing functions. Mr. Cohen has also served on the board of directors of other publicly reporting companies, including as Chairman of the Board.
          Ann T. Sabahat became a member of our Board of Directors in April 2008. Ms. Sabahat has been the Vice President of Finance for Shelly Automotive Group, a privately held automobile dealership, since 2011. Ms. Sabahat has been the Corporate Controller and Director of Tax for Universal Building Products, Inc., a privately held building products company, from 2006 to 2010. From 1999 to 2006, Ms. Sabahat served as Director of Tax of Sybron Dental Specialties, Inc., a publicly reporting company until it was acquired by Danaher Corporation in 2006. Prior to serving as Director of Tax at Sybron Dental Specialties, Inc., she was employed in various capacities as an auditor and tax analyst. Ms. Sabahat is a Certified Public Accountant who holds a Master Degree in Taxation as well as an undergraduate degree in accounting.
          Ms. Sabahat has extensive financial and accounting experience and is an “audit committee financial expert” as such term is defined under applicable SEC rules.
          Marvin J. Slepian, M.D. became a member of our Board of Directors in December 2003. Since 1991, Dr. Slepian has taught medicine at the University of Arizona and currently serves as a Clinical Professor of Medicine and Director of Interventional Cardiology at the Sarver Heart Center at the University of Arizona. Dr. Slepian is a Co-Founder, Chairman, Chief Scientific and Medical Officer of SynCardia Systems, Inc., a privately held company that manufacturers a complete artificial heart for patients with end-stage heart disease. He was also one of the founders of Focal, Inc., which developed novel polymer-based therapeutics for surgery and angioplasty, including the world’s first synthetic tissue sealant, and was acquired by Genzyme, Inc. in April 2001. Dr. Slepian received a Bachelor of Arts degree from Princeton University in 1977 and a Medical Doctor degree from the University of Cincinnati College of Medicine in 1981. He completed his residency in internal medicine at New York University School of Medicine/Bellevue Hospital where he was also chief resident. In addition, Dr. Slepian was a Clinical and Research Fellow in the Cardiology Division of the John Hopkins University School of Medicine and participated in a second fellowship in Interventional Cardiology at the Cleveland Clinic Foundation. Dr. Slepian also received additional post-doctoral training in chemical engineering and polymer chemistry at Washington University and Massachusetts Institute of Technology.
          Dr. Slepian’s experience as an interventional cardiologist is extremely valuable to the Board of Directors. Dr. Slepian brings a unique perspective to the Board of Directors regarding current developments in our industry and acceptance of new technologies. In addition to his medical and academic background, Dr. Slepian has been a founder of numerous medical device companies.
          Gregory D. Waller was appointed to our Board of Directors in April 2007. Mr. Waller is currently an Independent Financial Consultant. Mr. Waller was previously the Chief Financial Officer of Universal Building Products, Inc., a privately held building products company, from 2006 to 2010. Mr. Waller served as Vice President-Finance, Chief Financial Officer and Treasurer of Sybron Dental Specialties, Inc., from August 1993 to May 2005 and was formerly the Vice President and Treasurer of Kerr, Ormco Corporation and Metrex. Mr. Waller joined Ormco Corporation in December 1980 as Vice President and Controller and served as Vice President of Kerr European Operations from July 1989 to August 1993. Mr. Waller also serves on the board of directors and is Chairman of the Audit Committee of Endologix, Inc. Mr. Waller has previously served on the boards of directors of Biolase Technology, Inc., Clarient, Inc., SenoRx, Inc. and Alsius Corporation, all of which are publicly reporting companies.
          Mr. Waller brings to the Board of Directors his extensive senior management experience in the medical device industry and is an “audit committee financial expert” as such term is defined under applicable SEC rules. He serves as Chairman of the Audit Committees of numerous healthcare companies.

Determination of Director Independence
Although we are not currently subject to the NASDAQ listing standards, we apply such standards with respect to the structure of the Board of Directors and its committees. We have determined that all of our directors satisfy the current “independent director” standards established under Rule 5605(a)(2) of the NASDAQ Listing Rules, except for Mr. McCormick, who is our Executive Chairman and principal executive officer. In making this determination, we considered Dr. Slepian’s consulting arrangement with us, pursuant to which he received $17,500 in fees for consulting services performed during the year ended December 31, 2010.
Board of Directors Meetings
          The Board of Directors met eight times during the year ended December 31, 2010. Each of our incumbent directors, other than Dr. Slepian, attended 75% or more of the aggregate of the total number of meetings of the Board of Directors held during the period in which he or she was a director, and the total number of meetings held by all committees of the Board of Directors on which he or she served during the period in which he or she served. Although we have no formal policy requiring director attendance at annual meetings of shareholders, directors are encouraged to attend the annual meetings of shareholders. All of the incumbent members of our Board of Directors attended last year’s annual meeting. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his duties, including by attending meetings of our shareholders, the Board of Directors and committees of which he or she is a member.
Committees
          The business of our Board of Directors is conducted through full meetings of the Board of Directors, as well as through meetings of its committees. Our Board of Directors has established three standing committees: the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of those committees has the composition and responsibilities set forth below.
Audit Committee
          The members of the Audit Committee are Mr. Waller (Chairman), Mr. Cohen, and Ms. Sabahat, all of whom are independent as such term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules, as well as Section 10A(m) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 promulgated thereunder. The Board of Directors has determined that each member of the Audit Committee is an “audit committee financial expert” as defined in SEC regulations. The Audit Committee had five separate meetings during the year ended December 31, 2010. Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website (www.cardiogenesis.com).
          Among other things, the Audit Committee:
•	oversees our financial reporting and internal control processes, as well as the independent audit of our consolidated financial statements by our independent registered public accounting firm;

•	appoints, determines compensation for and oversees the work of the independent auditors;

•	approves the services performed by the independent auditors;

•	assists our Board of Directors in its oversight of our compliance with legal and regulatory requirements;

•	approves related party transactions; and

•	prepares the report that SEC rules require be included in our annual proxy statement.
Compensation Committee

          The members of the Compensation Committee, as of April 1, 2011, are Mr. Cohen (Chairman) and Mr. Waller. Messrs. Cohen and Waller are independent under Rule 5605(a)(2) of the NASDAQ Listing Rules. The Compensation Committee had one separate meetings during the year ended December 31, 2010. The charter for the Compensation Committee is available on our website (www.cardiogenesis.com).
          Among other things, the Compensation Committee:
•	reviews and recommends the compensation of the executive officers, evaluates the performance of the executive officers in light of our goals and objectives, and sets compensation level based on this evaluation;

•	reviews and makes periodic recommendations to the Board with respect to the general compensation, benefits and perquisites policies and practices of the Company; and

•	administers compensation and stock option plans.
Nominating and Corporate Governance Committee
          The members of the Nominating and Corporate Governance Committee are Mr. McCormick (Chairman), Dr. Slepian and Ms. Sabahat. Dr. Slepian and Ms. Sabahat are independent under Rule 5605(a)(2) of the NASDAQ Listing Rules. The Nominating and Corporate Governance Committee had one separate meeting during the year ended December 31, 2010. The charter for the Nominating and Corporate Governance Committee is available on our website (www.cardiogenesis.com).
          Among other things, the Nominating and Corporate Governance Committee:
•	develops, implements and monitors policies and practices relating to our corporate governance;

•	evaluates and proposes nominees for election or reelection to the Board of Directors and its committees; and

•	evaluates the performance of the Board of Directors and management.
          Should a vacancy in the Board of Directors occur, the Nominating and Corporate Governance Committee will seek and nominate qualified individuals. The Nominating and Corporate Governance Committee will consider nominees for director whose names are timely submitted by our shareholders by addressing a written communication to: Cardiogenesis Corporation, 11 Musick, Irvine, California, 92618, Attention: Secretary, accompanied by such information regarding the nominee as would be required under the rules of the SEC were the shareholder soliciting proxies with regard to the election of such nominee, and our bylaws.
          Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Nominating and Corporate Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Nominating and Corporate Governance Committee with the recommendation of the prospective candidate, as well as the Nominating and Corporate Governance Committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional members to fill vacancies on the Board of Directors or expand the size of the Board of Directors and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Nominating and Corporate Governance Committee determines that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee’s background and experience and to report its findings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then evaluates the prospective nominee based on a number of standards, including:
•	the ability of the prospective nominee to represent the interests of our shareholders;

•	the prospective nominee’s standards of integrity, commitment and independence of thought and judgment;

•	the prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other public company boards;

•	the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board of Directors; and

•	the extent to which the prospective nominee helps the Board of Directors reflect the diversity of our shareholders, employees, customers and communities.
          The Nominating and Corporate Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board of Directors, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Nominating and Corporate Governance Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Nominating and Corporate Governance Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Nominating and Corporate Governance Committee makes a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors, and the Board of Directors determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee.
          We do not have a written policy with respect to diversity of the members of the Board of Directors. However, in considering nominees for service on the Board of Directors, the Nominating and Governance Committee takes into consideration the diversity of professional experience, viewpoints and skills of the members of the Board of Directors. Examples of this include experience in the medical device industry, management experience, financial expertise and medical expertise. The Nominating and Corporate Governance Committee and the Board of Directors believe that a diverse board leads to improved performance by encouraging new ideas, expanding the knowledge base available to management and other directors and fostering a culture that promotes innovation and vigorous deliberation.
Board Leadership Structure
          Our Board of Directors has carefully considered the benefits and risks in combining the role of Executive Chairman of the Board and principal executive officer and has determined that Mr. McCormick is the most qualified and appropriate individual to lead the Board of Directors as its chairman.
          In determining whether to combine the roles of Executive Chairman and principal executive officer, the Board of Directors closely considered our current system for ensuring significant independent oversight of management, including the following: (1) only one member of our board, Mr. McCormick, also serves as an employee; (2) each director serving on the Audit Committee is independent; and (3) the Board of Director’s ongoing practice of regularly holding executive sessions without management, typically as part of the regularly scheduled board meetings.
          In determining that we are best served by having Mr. McCormick serve as Executive Chairman and principal executive officer, the Board of Directors considered the benefits of having principal executive officer serve as a bridge between management and the Board of Directors, ensuring that both groups act with a common purpose. Our Board of Directors also considered Mr. McCormick’s knowledge regarding our operations and the industries and markets in which we compete and his ability to promote communication, to synchronize activities between our Board of Directors and our senior management and to provide consistent leadership to both our Board of Directors and our company in coordinating the strategic objectives of both groups.

Board of Directors Involvement in Risk Oversight
          Our Board of Directors oversees our risk management practices and strategies, which are designed to support the achievement of strategic objectives and enhance shareholder value. A fundamental part of risk management is understanding what level of risk is appropriate for us. Our Board of Directors assesses the various risks inherent in our operating plan and determines what constitutes an appropriate level of risk for us.
          While our Board of Directors ultimately has the responsibility for the risk management process, various committees of our Board of Directors also have responsibility for certain areas of risk management. For example, the Audit Committee focuses on financial and regulatory compliance risk. The Compensation Committee assesses risks related to our compensation programs. The Audit Committee meets on at least a quarterly basis and updates the Board of Directors on areas of risk that it believes should be considered by the Board of Directors.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          The table below sets forth information known to us regarding the beneficial ownership of our Common Stock as of March 25, 2011 by each of the following:
•	each person known to us to be the beneficial owner of more than 5% of our outstanding Common Stock;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

	Shares of Common Stock Beneficially
	Owned(1)
		Percentage
Name and Address of Beneficial Owner(2)	Number	Ownership(3)
5% Shareholders:
Perkins Capital Management, Inc.(4)	11,325,000	24.3%
Non-Employee Directors:
Raymond W. Cohen (5)	65,000	*
Ann T. Sabahat(6)	122,500	*
Marvin J. Slepian, M.D.(7)	252,500	*
Gregory D. Waller(8)	130,000	*
Named Executive Officers:
Paul J. McCormick(9)	1,158,926	2.5%
Richard P. Lanigan(10)	1,090,029	2.3%
William R. Abbott(11)	397,288	*
All directors and executive officers as a group (7 persons)(12)	3,216,243	6.6%

*	Less than 1%.

(1)	Except as otherwise indicated and subject to applicable community property and similar laws, the table assumes that each named owner has the sole voting and investment power with respect to such owner’s shares (other than shares subject to options). Shares of our Common Stock subject to options currently exercisable or exercisable within 60 days of March 25, 2011 are deemed outstanding for purposes of computing the beneficial ownership by the person holding such options, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

(2)	Unless otherwise indicated, the principal address of each of the shareholders above is Cardiogenesis Corporation, 11 Musick, Irvine, California, 92618.

(3)	Percentage ownership is based on 46,638,421 shares of Common Stock outstanding as of March 25, 2011.

(4)	The number of shares of Common Stock beneficially owned or of record has been determined solely from information reported on a Schedule 13G/A filed with the SEC on February 9, 2011. The business address of Perkins Capital Management, Inc. is 730 East Lake Street, Wayzata, Minnesota, 55391.

(5)	Consists of shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(6)	Consists of shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(7)	Consists of shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(8)	Consists of shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(9)	Includes 180,000 shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(10)	Includes 858,134 shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(11)	Includes 331,250 shares of Common Stock subject to stock options that are exercisable within 60 days of March 25, 2011.

(12)	Represents shares of Common Stock beneficially owned by all directors, named executive officers, and our other executive officers as of March 25, 2011, as a group. Includes 1,939,384 shares of Common Stock subject to options that are exercisable within 60 days of March 25, 2011.

EXECUTIVE COMPENSATION
Summary Compensation Table
          The following table summarizes aggregate amounts of compensation paid or accrued by us for the year ended December 31, 2010 for services rendered by our principal executive officer, principal financial officer and each of our other executive officers whose compensation exceeded $100,000 as of December 31, 2010. We refer to these persons as our “named executive officers” elsewhere in this information statement.

						Nonequity
				Stock		Incentive Plan	All Other
Name and Principal	Fiscal			Awards	Option	Compensation	Compensation
Position	Year	Salary ($)		($)(1)	Awards ($)(1)	($)	($)		Total ($)
Paul J. McCormick	2010	$225,000	(2)	$38,000	$29,000	$—	$1,290	(5)	$293,290
Executive Chairman and	2009	$125,000		$57,000	$9,000	$—	$72,319	(3)	$263,319
Principal Executive Officer

Richard P. Lanigan(4)	2010	$225,000		$—	$—	$68,720	$1,159	(5)	$294,879
Executive Vice President,	2009	$236,250		$23,798	$27,500	$20,250	$1,345	(5)	$309,143
Marketing and former President

	2008	$247,500			$—	$11,138	$8,068	(5)	$266,706

William R. Abbott	2010	$200,000		$—	$—	$61,084	$1,111	(5)	$262,195
Senior Vice President,	2009	$200,000		$19,231	$19,250	$39,204	$1,261	(5)	$278,946
Chief Financial Officer, Secretary and Treasurer

	2008	$200,000		—	—	$9,000	$8,281	(5)	$217,281

(1)	The amounts shown are the grant date fair value of stock or option awards, as applicable, granted in the year indicated as computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used to determine the grant date fair values in 2010 and 2009, see Note 2, “Summary of Significant Accounting Policies - Summary of Assumptions and Activity”, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2010.

(2)	Mr. McCormick was appointed as our Executive Chairman effective July 1, 2009. His Employment Agreement provided for an annual base salary of $250,000. This Employment Agreement was amended in 2010 to reduce the annual base salary to $200,000 effective July 1, 2010.

(3)	Pursuant to a Consulting Agreement entered into on January 15, 2009 and which was terminated on June 30, 2009, Mr. McCormick was entitled to receive a monthly consulting fee of $8,000 per month and reimbursement of health insurance premiums for Mr. McCormick and his family. The amount shown for Mr. McCormick consists of (i) $44,000 in monthly consulting fees under the Consulting Agreement, (ii) $7,674 paid as reimbursement for health insurance premiums under the Consulting Agreement, (iii) $20,000 for retainers and meeting fees for service on the Board of Directors and its committees prior to being appointed Executive Chairman and (iv) $645 for life insurance premiums paid by us.

(4)	Pursuant to an amendment to his employment agreement with us, Mr. Lanigan’s position changed from President to Executive Vice President, Marketing, effective as of July 1, 2009.

(5)	These amounts represent life insurance premiums paid by us in fiscal year 2010 and life insurance premiums and matching contributions under our 401(k) plan paid by us in fiscal year 2009.

Summary of Employment Agreements with Named Executive Officers
          Employment Agreement with Mr. McCormick
          On June 24, 2009, our Board of Directors appointed Paul McCormick, a member of our Board of Directors, to serve as the Executive Chairman of the Board of Directors and principal executive officer of the Company effective July 1, 2009. Mr. Lanigan ceased being our President as of such date. In connection with his appointment, we entered into an employment agreement with Mr. McCormick. On May 17, 2010, we entered into an amendment to that employment agreement, pursuant to which we and Mr. McCormick agreed to change his annual base salary to $200,000 beginning July 1, 2010, which represented a decrease of $50,000 per year. Mr. McCormick is entitled to receive certain benefits which will include, at a minimum, medical insurance for Mr. McCormick and his spouse, as well as no less than three weeks paid vacation per year. In addition, Mr. McCormick will also be reimbursed for all reasonable expenses incurred by him in respect of his services to us. The employment agreement has an initial term of one year, which term will be automatically renewed for successive additional one year periods, unless terminated upon 30 days written notice by either Mr. McCormick or us.
          In the event of a termination for “cause,” as defined below, or in the event of a resignation without “good reason,” as defined below (other than in connection with a “change of control” or “corporate transaction,” as such terms are defined below), Mr. McCormick is only entitled to receive any accrued but unpaid base salary and benefits through the date of termination. In the event of a termination by us without “cause” or by Mr. McCormick with “good reason,” or in the event of a termination by us in connection with a “change of control” or a “corporate transaction,” Mr. McCormick is entitled to receive (i) the remainder of his then current base salary for the remainder of the then current term and (ii) any payments for unused vacation and reimbursement expenses, which are due, accrued or payable at the date of Mr. McCormick’s termination.
          Under Mr. McCormick’s employment agreement, the following terms have the following meanings:
          “Cause” means:
•	willful misconduct by Mr. McCormick causing material harm to us or repeated failure by him to follow the reasonable directives of the Board of Directors (or a designated committee thereof), but only if, in either case, Mr. McCormick shall not have discontinued such misconduct or failure within thirty (30) days after receiving written notice from us describing the misconduct or failure and stating that we will consider the continuation of such misconduct or failure as cause for termination of the agreement;

•	any material act or omission by Mr. McCormick involving gross negligence in the performance of his duties to, or material deviation from any of the policies or directives of, the Company, other than a deviation taken in good faith by Mr. McCormick for our benefit;

•	any illegal act by Mr. McCormick which materially and adversely affects the business of the Company, provided that we may suspend Mr. McCormick with pay while any allegation of such illegal act is investigated; or

•	any felony committed by Mr. McCormick, as evidenced by conviction thereof, provided that we may suspend Mr. McCormick with pay while any allegation of such felonious act is investigated.
          “Good Reason” means:
•	without Mr. McCormick’s prior written consent, a reduction in his then current base salary;

•	without Mr. McCormick’s prior written consent, the assignment to him of duties substantially and materially inconsistent with the position and nature of his employment as set forth in the employment agreement; or

•	without Mr. McCormick’s prior written consent, a relocation of his place of employment outside of Orange County, California.
          “Change of Control” means a change in ownership or control of the Company effected through the acquisition, directly or indirectly, by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our shareholders which the Board does not recommend such shareholders to accept.
          “Corporate Transaction” means either of the following shareholder-approved transactions to which we are a party:
•	merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

•	the sale, transfer or other disposition of all or substantially all of our assets in complete liquidation or our dissolution.
          The employment agreement also provides that all outstanding options will accelerate and become exercisable in full and all rights of repurchase with respect to restricted stock (if any) shall terminate in the event of a change of control or a corporate transaction. Mr. McCormick’s employment agreement replaces the Consulting Agreement he previously entered into with us, which was simultaneously terminated.
          Also on May 17, 2010, in connection with the amendment to Mr. McCormick’s employment agreement, the Board granted him 100,000 shares of restricted stock and 100,000 options under our Stock Option Plan. The restrictions on Mr. McCormick’s shares of restricted stock will lapse in upon the first anniversary of the date of grant and the options vest upon the first anniversary of the date of grant.
          Employment Agreement with Mr. Lanigan
          On July 30, 2007, we entered into a written employment agreement with Mr. Lanigan. On June 24, 2009, we entered into an amendment to that employment agreement, pursuant to which we and Mr. Lanigan agreed to: (i) change his position from President to Executive Vice President, Marketing, and (ii) change his annual base salary to $225,000, which represented a decrease of $22,500 per year.
          Pursuant to the terms of Mr. Lanigan’s employment agreement, as amended, we agreed to set his annual discretionary target bonus at 30% of his base salary (both of which reflected his base salary and target bonus then in effect). In addition, the agreement provided that Mr. Lanigan’s benefits were to remain unchanged and include, at a minimum, medical insurance (including prescription drug benefits) for Mr. Lanigan and his spouse, as well as no less than three weeks of paid vacation per year. On January 7, 2010, our Board of Directors approved the payment of an incentive bonus to Mr. Lanigan for the 2009 fiscal year of $20,250, an amount which represents approximately 9% of his base salary for 2009 or approximately 30% of his maximum target bonus opportunity. On the same day, the Board of Directors also set Mr. Lanigan’s maximum discretionary target bonus for fiscal year 2010 to 30% of his base salary, or $67,500. See the section entitled “Bonus Plan” below for more information regarding the bonus paid to Mr. Lanigan.
          Our employment agreement with Mr. Lanigan also provides for certain payments following the termination of his employment with us. In the event we terminate Mr. Lanigan’s employment with us for “Cause,” or in the event of a resignation without “Good Reason” (other than in connection with a Change of Control or Corporate Transaction, as described above), we are obligated to pay Mr. Lanigan only his accrued but unpaid base salary and benefits through the date of termination. In the event we terminate his employment without “Cause” or Mr. Lanigan terminates his employment with us for “Good Reason,” we are obligated to pay Mr. Lanigan the following:

•	accrued but unpaid salary and benefits through the date of termination;

•	a severance payment in an amount equal to six months of his then-current base salary;

•	a prorated payment equal to the target bonus amount for which he would be eligible for the year in which such resignation or termination occurred, and

•	continuation of certain insurance benefits for six months.
          In addition, to the extent not already vested, all options to purchase shares of our Common Stock and restricted stock shall vest by six additional months.
          In the event we terminate Mr. Lanigan’s employment in connection with a “Change of Control” or a “Corporate Transaction” or Mr. Lanigan terminates his employment with us following a Change in Control or Corporate Transaction under certain circumstances, we are obligated to pay Mr. Lanigan the following:
•	accrued but unpaid salary and benefits through the date of termination;

•	a severance payment in an amount equal to 12 months of his then-current base salary;

•	payment equal to the target bonus amount for which he would be eligible for the year in which such resignation or termination occurred; and

•	continuation of certain insurance benefits for 12 months.
          In addition, to the extent not already vested, all options to purchase shares of our Common Stock and restricted stock shall vest in full.
          The definitions of “Cause,” “Good Reason,” “Change of Control” and “Corporate Transaction” are substantially the same as those summarized above under the section entitled “Employment Agreement with Mr. McCormick”.
          Employment Agreement with Mr. Abbott
          On July 30, 2007, we entered into an employment agreement with Mr. Abbott. The terms of our employment agreement with Mr. Abbott are substantially the same as the terms of our agreement with Mr. Lanigan, discussed above, provided, however, that the initial base salary to be paid to Mr. Abbott upon execution of his agreement with us was $200,000 per year. See section entitled “Bonuses” below for more information regarding the bonus paid to Mr. Abbott.
Bonus Plan
          The Compensation Committee awards bonuses to our executive officers to reward superior performance. For fiscal 2010, we paid incentive bonuses to our executive officers based on annual discretionary bonus targets established by our Compensation Committee each year. These target amounts represented the maximum percentage of base salary that would be paid as incentive bonuses to each of our named executive officers and, following the completion of our fiscal year, the Compensation Committee was authorized to award incentive bonuses to our executive officers up to the pre-established target amount. For fiscal 2010, the Compensation Committee approved the payment of incentive bonuses for Mr. Lanigan and Mr. Abbott of $68,720 and $61,084, respectively, representing approximately 30.5% and 30.5% of their respective base salaries, or 101.8% and 101.8% of their target bonus opportunity, respectively.
          On January 22, 2010, our Compensation Committee approved the establishment of a 2010 Bonus Plan pursuant to which each of the named executive officers and certain employees of the Company will be eligible to earn bonus compensation based on 2010 company performance.
          Each of Messrs. Lanigan and Abbott is entitled to receive a target bonus equal to 30% of his base salary. Upon recommendation of the Compensation Committee, the Board, at its discretion, will approve the amount of the total funding of the Bonus Plan based on the Company achieving a certain revenue target. If the target revenue is achieved, Messrs Lanigan and Abbott will be entitled to receive their full target bonus. If less than the target revenue is achieved, but the Company achieves a minimum revenue target, Messrs. Lanigan and Abbott will be entitled to receive a pro rata portion of their target bonus (with the minimum target revenue equaling 0% and the target revenue equaling 100%). The Bonus Plan allows for achievement in excess of 100% if the revenue target is exceeded. If the minimum revenue target is not achieved, no payments will be due under the Bonus Plan.
          Within 60 days after the end of the 2011 fiscal year, the Compensation Committee will evaluate the achievement of the objective described above and determine the percentage that the Bonus Plan will be funded based on such achievement. The Bonus Plan may be amended or modified by the Compensation Committee at any time.
          Mr. McCormick is not currently entitled to receive any bonus payments under his employment agreement or the 2010 Bonus Plan, though we reserve the right to award Mr. McCormick a bonus in various circumstances in our sole discretion.
Stock Option Plan and Certain Other Compensation
          The Compensation Committee believes that our Stock Option Plan is an essential tool to link the long-term interests of shareholders and employees, especially executive management, and serves to motivate executives to make decisions that will, in the long run, give the best returns to shareholders. The maximum aggregate number of shares of our Common Stock which may be issued and sold under our Stock Option Plan is 11,100,000 shares. Of this amount, 4,505,000 shares were available for issuance as of December 31, 2010. Stock options are generally granted when an executive joins us, with subsequent grants also taking into account the individual’s performance and the vesting status of previously granted options. These options typically vest over a three year period and are granted at an exercise price equal to the fair market value of our Common Stock at the date of grant. The sizes of initial option grants are based upon the position, responsibilities and expected contribution of the individual. This approach is designed to maximize shareholder value over a long term, as no benefit is realized from the option grant unless the price of our Common Stock has increased over a number of years.
          For the benefit of all of our regular, full-time employees, including our named executive officers, we also maintain life and long-term disability insurance, medical benefits and a 401(k) plan. The plan allows eligible employees to defer up to 60% of their earnings, not to exceed the statutory amount per year on a pretax basis through contributions to the plan. The plan provides for employer contributions at the discretion of the Board of Directors. For the years ended December 31, 2010 and 2009, employer contributions of approximately $0 and $3,000, respectively, were made to the plan.

Outstanding Equity Awards at Fiscal Year-End
          The following table sets forth information regarding outstanding shares of our Common Stock underlying both exercisable and unexercisable stock options and unvested stock awards held by each named executive officer, as of December 31, 2010.

	Option Awards				Stock Awards
	Number of	Number of
	Securities	Securities			Number of	Market Value
	Underlying	Underlying	Option		Shares or	of Shares or
	Unexercised	Unexercised	Exercise	Option	Units of Stock	Units of Stock
	Options (#)	Options (#)	Price	Expiration	That Have	That Have
Name	Exercisable	Unexercisable	($)	Date	Not Vested (#)	Not Vested ($)
Paul J. McCormick	22,500	—	$0.33	4/18/2017
	7,500	—	$0.29	5/19/2018
	50,000	—	$0.22	5/20/2019
		100,000 (1)	$0.38	5/17/2020
					150,000 (2)	$70,000 (3)

Richard P. Lanigan	12,417	—	$6.56	4/11/2010
	12,583	—	$6.56	4/11/2010
	7,644	—	$1.38	11/28/2010
	17,356	—	$1.38	11/28/2010
	11,806	—	$2.57	5/14/2011
	13,194	—	$2.57	5/14/2011
	13,890	—	$1.01	8/2/2011
	11,110	—	$1.01	8/2/2011
	22,917	—	$0.91	5/31/2012
	14,583	—	$0.91	5/31/2012
	74,332	—	$0.32	1/7/2013
	58,802	—	$0.32	1/7/2013
	83,333	—	$0.70	6/24/2013
	16,667	—	$0.70	6/24/2013
	50,000	—	$1.03	2/26/2014
	75,000	—	$0.54	1/14/2015
	100,000	—	$0.50	3/21/2016
	112,500	37,500 (4)	$0.30	1/3/2017
	152,778	97,222 (5)	$0.13	2/23/2019
					63,779 (6)	$17,858 (3)

William R. Abbott	100,000	—	$0.49	5/15/2016
	75,000	25,000 (4)	$0.30	1/3/2017
	106,944	68,056 (5)	$0.13	2/23/2019
					51,539 (6)	$14,431 (3)

(1)	Options vest on first anniversary of date of grant.

(2)	300,000 shares vest in two equal installments one each of the first two anniversaries of the date of grant, which was July 1, 2009. 100,000 shares vest in on the first anniversary of the date of grant, which was May 17, 2010.

(3)	Based on a closing price of $0.28 per share on December 31, 2010.

(4)	Options vest at 25% per year on each of the first four anniversaries of the date of grant.

(5)	Options vest one-third on the first anniversary of the grant date with the remaining two-thirds vesting on a monthly basis thereafter.

(6)	33% of the shares vest on the first and second anniversaries of the date of grant and 34% of the shares vest on the third anniversary of the date of grant.
Director Compensation
          The compensation payable to each of our non-employee directors is as follows: each non-employee director receives an annual retainer of $12,000 (payable quarterly) and a per meeting fee of $2,500 for each regularly scheduled quarterly meeting of the Board of Directors attended in person by such director as well as reimbursement for travel expenses associated with attendance at any such meeting or $1,250 for each meeting attended telephonically.
          In addition, the Chairman of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee receive an additional annual retainer of $5,500, $5,500 and $2,000 per year, respectively (payable quarterly). Members of the Audit Committee, other than the Chairman, receive an additional annual retainer of $2,500 (payable quarterly). Each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee receives a fee of $1,000 for each regularly scheduled separate meeting of such Committee attended in person or telephonically.
          Effective July 1, 2009, Mr. McCormick, our Chairman of the Board, became our Executive Chairman and no longer received any meeting fees or retainers for his service on the Board of Directors or any committee of the Board of Directors.
          In addition, each non-employee director receives an option grant of 50,000 shares of our Common Stock upon his or her election to the Board of Directors and subsequent option grants of 50,000 shares upon his or her re-election each year (provided that such re-election is at least six months after the date of initial election to the Board of Directors). The exercise price is the closing price of our Common Stock on the date prior to the grant date. Initial option grants vest as to one-third of the shares on each anniversary of the grant date until fully vested. Subsequent option grants vest in full on the first anniversary of the date of grant.
          The following table sets forth information concerning the compensation of our directors during the year ended December 31, 2010:

	Fees Earned
	or Paid	Option
Name	in Cash ($)	Awards ($)(1)	Total ($)
Paul J. McCormick (2)	$—	$—	$—
Raymond W. Cohen	$42,250	$14,500	$56,750
Ann T. Sabahat	$36,750	$14,500	$51,250
Marvin J. Slepian, M.D.	$20,500	$14,500	$35,000
Gregory D. Waller	$39,750	$14,500	$54,250

(1)	The amounts shown are the grant date fair value of option awards granted in the year indicated as computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used to determine the grant date fair values in 2010, see Note 2, “Summary of Significant Accounting Policies — Summary of Assumptions and Activity”, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2010.

(2)	The fees reflected in this table are for each person’s service on the Board of Directors. Mr. McCormick draws no compensation for his service on the Board of Directors. Please see the Summary Compensation Table above for a more complete description of Mr. McCormick’s compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          Since January 1, 2010, there have been no transactions in which we were, or are, a participant in which the amount involved exceeded the lesser of $120,000 or one percent of average total assets and in which any related person (as that term is defined for purposes of Section 404(a) of Regulation S-K) had or will have a direct or indirect material interest, and there are currently no such proposed transactions.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
          Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us or written representations from certain reporting persons, we believe that, except for one late filing by each of Messrs. Abbott and Lanigan in April 2010, all of our executive officers, directors and ten percent shareholders complied with all applicable filing requirements during the year ended December 31, 2010.

Annex C
SECTION 1300-1313 OF THE CALIFORNIA GENERAL CORPORATION LAW
Dissenters’ Rights.
§ 1300. Shareholder in short-form Merger; Purchase at fair market value; “Dissenting shares”; “Dissenting shareholder”
     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form Merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form Merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.
     (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:
          (1) Which were not immediately prior to the reorganization or short-form Merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.
          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form Merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.
          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.
          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
     (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.
§ 1301. Notice to holder of dissenting shares of reorganization approval; Demand for purchase of shares; Contents of demand
     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.
     (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.
     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form Merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.
§ 1302. Stamping or endorsing dissenting shares
     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
§ 1303. Dissenting shareholder entitled to agreed price with interest thereon; When price to be paid
     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
§ 1304. Action by dissenters to determine whether shares are dissenting shares or fair market value of dissenting shares or both; Joinder of shareholders; Consolidation of actions; Determination of issues; Appointment of appraisers
     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
§ 1305. Duty and report of appraisers; Court’s confirmation of report; Determination of fair market value by court; Judgment and payment; Appeal; Costs of action
     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.
     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.
     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.
     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.
     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).
§ 1306. Prevention of payment to holders of dissenting shares of fair market value; Effect
     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.
§ 1307. Disposition of dividends upon dissenting shares
     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.
§ 1308. Rights and privileges of dissenting shares; Withdrawal of demand for payment
     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.
§ 1309. When dissenting shares lose their status
     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:
          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.
          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.
          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.
          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§ 1310. Suspension of proceedings for compensation or valuation pending litigation
     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.
§ 1311. Shares to which chapter inapplicable
This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or Merger.
§ 1312. Attack on validity of reorganization or short-form merger; Rights of shareholders; Burden of proof
     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short—form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.
     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.
     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.
§ 1313. Conversion deemed to constitute reorganization for purposes of chapter
     A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

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